SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 ENUCLEUS, INC.

          DELAWARE                         7371                    11-2714721
 ----------------------------    ---------------------------     ---------------
(State or jurisdiction     (Primary Standard Industrial        (I.R.S.Employer
 of incorporation or          Classification Number)            Identification
    organization)                                                  Number)

                4000 Main Street, Suite 215, Bay Harbor, MI 49770
                                 (231) 439-2705
         ---------------------------------------------------------------
        (Address and Telephone Number of Principal Executive Offices and
                          Principal Place of Business)


                                  John Paulsen
                4000 Main Street, Suite 215, Bay Harbor, MI 49770
                                 (231) 439-2705
             -------------------------------------------------------
            (Name, Address and Telephone Number of Agent For Service)

                                    Copy to:

                               Michael S. Roberts
              Connelly Roberts & McGivney LLC, One North Franklin,
                       Suite 1200, Chicago, Illinois 60606


     Approximate Date of Commencement of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

------------------  ---------------   ----------------   -------------------   ------------------
  Title of Each       Amount to be        Proposed            Proposed            Amount of
     Class of          Registered         Maximum              Maximum            Registration
 Securities to be                      Offering Price         Aggregate               Fee
   Registered                           Per  Unit(1)       Offering Price
------------------  ---------------   ----------------   -------------------   ------------------
   Common stock,       10,649,998          $.41             $4,366,499.18           $553.24
     par value
$0.001 per share(2)
------------------  ---------------   ----------------   -------------------   ------------------
Total:                 10,649,998                           $4,366,499.18           $553.24
------------------  ---------------   ----------------   -------------------   ------------------

     (1) The proposed maximum offering price per share is estimated solely for purpose of calculating the registration fee in accordance with Rule
          457(c) on the basis of the average of the last high and low sales on the over-the-counter bulletin board market as of October 6, 2004 as listed on the NASDAQ OTC Bulletin Board under the symbol ENUI.

     (2) Selling security holders pursuant to agreements to register such shares.

The Registrant amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     WE HAVE IDENTIFIED SEVERAL RISK FACTORS THAT MAY IMPACT STOCK PRICING.
PLEASE REFER TO THE "RISK FACTORS" SECTION ON PAGE 2.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

     The date of this prospectus is November 2, 2004.


                                   PROSPECTUS

     This prospectus relates to the offer and sale of up to 10,649,998 shares of our common stock, par value $0.001 per share, by certain of our shareholders identified in this prospectus. The shareholders are referred to throughout this prospectus as the "selling security holders".

     We are not selling any shares of common stock in this offering and will not receive any of the proceeds from the sales of shares by the selling security holders.

     The shares of common stock are being offered by the selling security holders at prices established on the Over-the-Counter Bulletin Board market during the term of this offering or through negotiated transactions.

     No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. This offering will terminate 24 months after the accompanying registration statement is declared effective by the Securities and Exchange Commission.

     Our common stock is quoted on the Over-the-Counter ("OTC") Bulletin Board under the symbol "ENUI". On October 6, 2004, the last sale price of our common stock on the OTC Bulletin Board was $0.41 per share.

     We have not authorized anyone to provide information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, references to the "Company", "we", "us" and "our" refer to eNucleus, Inc., a Delaware corporation.

                                TABLE OF CONTENTS

SUMMARY.......................................................................ii

RISK FACTORS...................................................................1

         RISKS RELATED TO OUR BUSINESS.........................................1

         LACK OF AN OPERATING HISTORY..........................................3

         OUR BUSINESS..........................................................5

         LACK OF A MARKET FOR OUR COMMON STOCK.................................9

         RISKS RELATED TO THIS OFFER..........................................10

USE OF PROCEEDS...............................................................12

PLAN OF DISTRIBUTION..........................................................14

DESCRIPTION OF SECURITIES AND MARKET PRICE INFORMATION........................15

DESCRIPTION OF THE BUSINESS...................................................17

         GENERAL..............................................................17

         STRATEGY.............................................................17

         PRODUCTS AND SERVICES................................................18

         HISTORY..............................................................18

         MARKET ENVIRONMENT...................................................20

         SALES AND MARKETING..................................................21

         COMPETITION..........................................................21

         EMPLOYEES............................................................22

DESCRIPTION OF PROPERTIES.....................................................22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS...............................................................24

         SUMMARY FINANCIAL INFORMATION........................................24

LIQUIDITY AND CAPITAL RESOURCES...............................................25

RESULTS OF OPERATIONS.........................................................28

MANAGEMENT....................................................................29

         BOARD OF DIRECTORS...................................................30

DIRECTOR COMPENSATION.........................................................31

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OFFICERS.............................31

EXECUTIVE COMPENSATION........................................................32

         SUMMARY COMPENSATION TABLE...........................................32

         STOCK PLANS..........................................................32

         AGGREGATE OPTION/WARRANT EXERCISES IN LAST FISCAL YEAR AND
           FISCAL YEAREND OPTION/WARRANT VALUES...............................33

LEGAL MATTERS.................................................................33

EXPERTS.......................................................................33

WHERE YOU CAN FIND MORE INFORMATION...........................................33

SECURITIES AND EXCHANGE COMMISSION POSITION ON CERTAIN INDEMNIFICATION........33

                                     SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS BEFORE MAKING AN INVESTMENT DECISION.

ISSUER:                               eNucleus, Inc.
                                      4000 Main Street
                                      Suite 214
                                      Bay Harbor, MI 49770
                                      Telephone: (231) 439-2708

DESCRIPTION OF BUSINESS:              eNucleus, Inc. ("eNucleus") is a
                                      proprietary software solution provider. We license customized software applications that are designed for business processes critical to specific industries. Our core applications include supply chain management for the petroleum and gas industry, and human resource management for the benefits administration industry.
                                      The applications are primarily delivered, accessed and managed through the Internet and private networks. We also provide managed hosting and date storage services for our clients' critical applications.
                                      Our customers pay up front and recurring fees for licenses, maintenance, hosting, access and data storage products and services.


THE OFFERING:                         This offering relates to the sale of up to
                                      10,649,998 shares of our common stock by certain persons who are our stockholders.

                                      The selling security holders will either sell our stock in the open market or place our stock through negotiated transactions with other investors.

                                      The number of shares of common stock
                                      outstanding after the offering will be
                                      approximately 30,417,999 shares taking
                                      into account the exercise of the warrants by the selling security holders in this offering.

SELLING SECURITY HOLDERS              The selling security holders are offering
                                      these shares pursuant to registration
                                      rights agreements. The selling security
                                      holders consist of:

                                      (1)    individuals offering 4,649,998
                                             shares of our common stock obtained
                                             as a result of a mandatory
                                             conversion of our Series B
                                             Preferred Stock and a mandatory
                                             conversion of our Series A
                                             Preferred Stock in the first
                                             quarter of 2004 and exercise of
                                             warrants for our common stock; and

                                      (2)    Barron Partners LP ("Barron")
                                             offering 6,000,000 shares of our
                                             common stock, acquired by the
                                             purchase of 2,500,000 shares of our
                                             common stock and warrants to
                                             purchase 3,500,000 shares of our
                                             common stock. Barron intends to
                                             exercise the warrants.

USE OF PROCEEDS:                      We will not receive any of the proceeds
                                      from the sale of common stock by the
                                      selling security holders, except that we will receive funds upon the exercise of the warrants which will be added to our working capital.

RISK FACTORS:                         The securities offered hereby involve a
                                      high degree of risk. See "Risk Factors".

                                  RISK FACTORS

          An investment in our common stock is speculative in nature and involves a high degree of risk. You should carefully consider the following risks and the other information contained in this prospectus, any accompanying prospectus supplement, and the information incorporated by reference before investing in the common stock offered hereby. The price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

          If any of the events described below were to occur, our business, prospects, financial condition or results of operations or cash flow could be materially adversely affected. When we say that something could or will have a material adverse effect on it, we mean that it could or will have one or more of these effects.


Risks Related To Our Business.


     OUR ABILITY TO IMPLEMENT AND EXPAND THE PRODUCTS THAT WE OFFER CLIENTS IS UNPROVEN AND WILL REQUIRE SUBSTANTIAL FINANCIAL, OPERATIONAL AND MANAGERIAL RESOURCES.

          To satisfy client requirements, we must implement, expand and adapt our technical capabilities to provide software solutions through an Internet based environment. We are dependent on internet and hosting service providers for our network capacity. The expansion and adaptation of our infrastructure will require substantial financial, operational and management resources. Our ability to manage a substantially larger number of clients is unknown. We have yet to prove our infrastructure's ability to be scaled up to higher client levels while maintaining superior performance. Furthermore, it may be difficult for us to increase quickly our network capacity in light of current necessary lead times within the industry to purchase circuits and other critical items. If we fail to achieve or maintain high capacity data transmission circuits, client demand could diminish because of possible degradation of service. In addition, as we upgrade our infrastructure to increase bandwidth available to our clients, we expect to encounter equipment or software incompatibility which may cause delays in implementation.


     WE WILL NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE TO FINANCE OUR OPERATIONS AND THE UNCERTAINTY OF FINANCING SOURCES PRESENTS A RISK TO OUR ABILITY TO TIMELY IMPLEMENT OUR PLAN.

          We have always relied heavily on external financing to fund operations. We will need to raise additional funds to finance continuing operations until cash flows from operations are sufficient. We may seek such funding by offerings of our equity or debt securities or institutional financings. We have not established a limit as to the amount of debt we may incur nor have we adopted a ratio of our equity to a debt allowance. There is no assurance that financing will be available from any source, that it will be available on terms acceptable to us, or that any future offering of securities will be successful. If additional funds are raised through the issuance of equity securities, there may be a significant dilution in the value of our outstanding common stock. If our common stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept our common stock as part of the consideration for the sale of their businesses, our growth may be limited unless we have cash resources available for acquisitions or are able to obtain additional capital through debt or equity financings. We may be unable to obtain a working capital line of credit or other financing we may need for acquisitions or to keep operating. In addition, pursuant to our Stock Purchase Agreement dated August 13, 2004 with Barron Partners LP ("Barron"), we may not issue any preferred stock for approximately two years. Barron also received a right of first refusal, for approximately three years, to participate in any of our future financings at 90% of the applicable offering price. Our inability to issue preferred stock without getting the consent from Barron, and Barron's right of first refusal, may adversely affect our ability to raise additional funds.


     NETWORK AND DATA CENTER FAILURES COULD LEAD TO SIGNIFICANT COSTS THAT HAVE NOT BEEN INCLUDED IN OUR FORECASTS.

          We must protect our network and data center infrastructure and equipment against damage from human error, physical or electronic security breaches, power loss and other facility failures, fire, earthquake, flood, telecommunications failure, sabotage, vandalism and similar events. Despite precautions, a natural disaster, security breach or other unanticipated problems at one or more of our telecommunication switches, POP connections or data centers could result in interruptions in our services or significant damage to our equipment. In addition, failure of any of our telecommunication or data providers to provide consistent communications and data capacity could result in interruptions in our services. Any damage to or failure of our systems or service providers could result in reductions in, or terminations of, services supplied to our clients, which could have a material adverse effect on our business. We may experience interruptions in specific circuits within our network resulting from events outside our control, which could lead to short-term degradation in the level of performance of our network.


     CLIENT SATISFACTION WITH OUR SERVICES IS CRITICAL TO OUR SUCCESS.

          Our clients generally require service on a 24 hours per day, seven days per week basis. Many of our engagements involve projects that are critical to the operations of our clients' businesses. If we do not meet required service levels, we may have to provide credits to our clients, which could significantly reduce our revenues. As clients outsource more mission-critical operations to us, we are subject to increased liability claims and client dissatisfaction if our systems fail or our clients otherwise become unsatisfied. In the event of any resulting harm to clients, we could be held liable for damages regardless of our responsibility for such failure. Currently, we do not maintain liability insurance to cover any potential claims arising from these service interruptions.

     THE MARKET FOR OUR HOSTING APPLICATION SERVICES IS IMMATURE AND VOLATILE, AND IF IT DOES NOT DEVELOP OR DEVELOPS MORE SLOWLY THAN WE EXPECT, OUR BUSINESS WILL BE HARMED.

          The market for hosted application services is unproven, and it is uncertain whether these services will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their dependence on hosted application services. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or financially unable to migrate to hosted application services. If enterprises do not perceive the benefits of our services, then the market may develop more slowly than we expect, which would significantly adversely affect our operating results. In addition, we may make errors in predicting and reacting to relevant business trends in this unproven market, which could harm our business.


     WE DEPEND ON NETWORK INTERCONNECTIONS PROVIDED BY THIRD PARTIES THAT MAY RAISE THEIR FEES OR DENY ACCESS.

          We rely on a number of public and private network interconnections to allow our clients to connect to other networks. If the networks with which we interconnect were to discontinue their interconnections, our ability to exchange traffic would be significantly constrained. Furthermore, our business will be harmed if these networks do not add more bandwidth to accommodate increased traffic. Many of the companies with which we maintain interconnections are our competitors. There is nothing to prevent any networks, many of which are significantly larger than we are, from charging high usage fees or denying access. In the future, networks could refuse to continue to interconnect directly with us, might impose significant costs on us or limit our clients' access to their networks. In this event, we may not be able to access alternative networks to exchange our clients' traffic on a cost-effective basis. In addition, we may not be able to pass through to our clients any additional costs of utilizing these networks.


Lack Of An Operating History.


     WE ARE IN THE EARLY STAGES OF IMPLEMENTING OUR BUSINESS PLAN AND MAY NOT BE ABLE TO ACHIEVE OUR OBJECTIVES DUE TO UNDERFUNDING AND UNCERTAIN REVENUE STREAMS.

          We have only recently begun to execute on our business plan. We face all the risks common to companies in their early stages of development, including:

   o  undercapitalization and uncertainty of funding sources,

   o  high initial expenditure levels and uncertain revenue streams,

   o  an unproven business model,

   o difficulties in managing operations offering different products and services in different geographic locations, and

   o  difficulties in managing growth.


     WE ARE DEPENDENT ON OUR MANAGEMENT TEAM AND MAY NOT BE ABLE TO CONTINUE WITHOUT FULL PARTICIPATION BY OUR TEAM MEMBERS.

          We are dependent on the continued efforts of our executive officers, in particular John C. Paulsen, our Chief Executive Officer and Dhru Desai, our President. We do not maintain key person life insurance on any of our executive officers. If any of these people become unable to continue in his or her role with us, or if we are unable to attract and retain other qualified employees, our financial performance and business prospects will probably be negatively impacted.

     WE MAY BE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY WHICH COULD ADVERSELY AFFECT OUR OPERATIONS AND CUSTOMER RELATIONSHIPS.

          To manage our anticipated growth, we must be able to implement and improve our operational and financial systems and train and manage an expanding employee base. Further, we must be able to manage multiple relationships among various financial institutions, investors, suppliers, strategic partners, technology distributors and other third parties. Our systems, procedures, and controls may not be currently sufficient to support current or future operations. Our management team may be unable to deal with this expansion to achieve the rapid execution necessary to fully exploit the opportunities we see in our targeted market. We also cannot assure you that we will be able to successfully compete with the more extensive and well-funded operations of our competitors. We may be unable to manage growth, integrate operations effectively or achieve the rapid expansion necessary to fully exploit the market window for our services in a timely and cost-effective manner.


     OUR QUARTERLY OPERATING RESULTS COULD VARY DRAMATICALLY WHICH COULD AVERSELY IMPACT THE VALUE OF AN INVESTMENT IN OUR EQUITY.

          Our revenues, gross profit, operating income and net income are likely to vary in the future from quarter to quarter, perhaps substantially. Factors that may affect this quarter-to-quarter variability include:

   o  disruption or degradation of our network infrastructure and data center,

   o  loss of significant strategic alliances or major clients,

   o  fluctuations in Internet and IT spending and bandwidth used by clients,

   o  seasonality that may accompany budget cycles,

   o  the timing, size, mix and acceptance of new service and product offerings,

   o  the timing and magnitude of required capital expenditures,

   o changes in the trends affecting the outsourcing of Internet-based IT services, and

   o additional selling, general and administrative expenses to acquire and support new business.

     WE EMERGED FROM BANKRUPTCY IN NOVEMBER 2003, BUT THE GENERAL EFFECTS OF OUR BANKRUPTCY FILING MAY ADVERSELY AFFECT OUR RELATIONSHIPS WITH SUPPLIERS AND CUSTOMERS AND WE HAVE ONGOING LIABILITIES TO CERTAIN CREDITORS.

          On November 6, 2003, we received our final decree from the United States Bankruptcy Court for the Northern District of Illinois, successfully concluding our restructuring plan and emerging from bankruptcy. Although our restructuring resulted in a substantial reduction of outstanding debt, further improvements in our cash flow will depend on the success of our efforts to increase sales and reduce operating expenses and the market conditions in the industry. Although we believe that we have good relationships with our suppliers of IT products and services, there can be no assurance that such suppliers will continue to provide such goods and services to us due to the concerns regarding credit worthiness resulting from the chapter 11 proceeding. A similar concern exists with respect to customers who may hesitate to enter into long term commitments or significant contracts with us. Our past financial problems might lead to concerns about long term viability, but we believe our customer relationships are generally strong. Also it may be difficult for us to obtain financing (whether debt or equity) that we may require to fund operations and growth. In addition, we settled certain claims during our bankruptcy proceedings, including a claim by the Internal Revenue Service for $197,252.52. We have agreed to pay the Internal Revenue Service claim by making monthly payments to amortize such amount plus 6.5% interest over a period of six years.


     OUR SHARE VALUE MIGHT BE DILUTED WHEN WE ISSUE ADDITIONAL SHARES OF OUR COMMON OR PREFERRED STOCK.

          Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share. As of October 6, 2004, there were approximately 26 million shares of common stock issued and outstanding and no preferred stock issued and outstanding. The future issuance of all or part of our remaining authorized common or preferred stock may substantially dilute the percentage of our common stock held by our then existing shareholders. In addition, the value for which any common stock or preferred stock may be issued in the future will be established by our Board of Directors without additional approval by the stockholders. The issuance of common or preferred stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors.


     WE MAY ISSUE PREFERRED STOCK CONTAINING TERMS SIGNIFICANTLY BETTER THAN THOSE AFFORDED OUR COMMON STOCK.

          We may, without further action or vote by our shareholders, designate and issue additional shares of our preferred stock. The terms of any series of preferred stock may include priority claims to assets and dividends and special voting rights. Consequently, the rights of holders of common stock could be adversely affected and thereby the value of our common stock could decline. The designation and issuance of preferred stock favorable to current management or shareholders could make the possible takeover of us or the removal of our management more difficult and defeat hostile bids for control of us, which bids might have provided shareholders with premiums for their shares.


OUR BUSINESS

     BECAUSE WE RECOGNIZE CERTAIN REVENUES FROM LICENSES FOR OUR SOFTWARE AND SERVICE OVER THE TERM OF OUR LICENSE AGREEMENTS, DOWNTURNS OR UPTURNS IN SALES MAY NOT BE IMMEDIATELY REFLECTED IN OUR OPERATING RESULTS.

          We recognize certain revenue from customers monthly over the terms of their license agreements, which are typically 12 to 36 months. As a result, much of the revenue we report in each quarter is deferred revenue from license agreements entered into during previous quarters. Consequently, a decline in new or renewed licenses in any one quarter will not necessarily be fully reflected in the revenue in that quarter and will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect these reduced revenues. Accordingly, the effect of significant downturns in sales and market acceptance of our service may not be fully reflected in our results of operations until future periods. Our license model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be amortized over the applicable license term.

     WE DO NOT HAVE AN ADEQUATE HISTORY WITH OUR LICENSE MODEL TO PREDICT THE RATE OF CUSTOMER LICENSE RENEWALS AND THE IMPACT THESE RENEWALS WILL HAVE ON OUR REVENUE OR OPERATING RESULTS.

          Our customers have no obligation to renew their licenses for our service after the expiration of the initial license period and, in fact, some customers have elected not to do so. In addition, our customers may renew for a lower priced edition of our service or for fewer users. We have limited historical data with respect to rates of customer license renewals, so we cannot accurately predict customer renewal rates. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our service and their ability to continue their operations and spending levels. If our customers do not renew their licenses for our service, our revenue may decline and our business will suffer.


     WE NEED TO DEVELOP AND PROTECT INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS IN ORDER TO COMPETE EFFECTIVELY.

          Our ability to develop new technology and technology solutions will depend on the continued innovation, technical expertise and know-how of our employees and consultants. We intend to establish a policy of requiring our employees and consultants to execute confidentiality agreements, however, there can be no assurance that this procedure will be adequate to prevent misappropriation of our technology nor can we be assured that our competitors will not independently develop technologies that are substantially equivalent or superior to those of ours.


     WE COULD BE SUBJECT TO CLAIMS OF INFRINGEMENT BY THIRD PARTIES WHICH WOULD AFFECT OUR PROFITABILITY.

          We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. There can be no assurance that these steps will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

          We believe that our services do not infringe on the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business. However, we are subject to the risk of claims alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of asserted infringement.


     WE DEPEND ON OUR INTERNET SERVICE AND HOSTING PROVIDERS AND ANY INTERRUPTION IN THEIR SERVICES COULD ADVERSELY AFFECT OUR CUSTOMERS.

          Although we have not experienced significant problems with our internet service and hosting providers, there can be no assurance that such relationships will continue or that, in the event of a termination of our relationships with any given supplier, we would be able to obtain alternative sources of supply without a material disruption in our ability to provide products and services to our clients.


     WE OPERATE IN A RELATIVELY NEW AND EVOLVING MARKET WITH UNCERTAIN PROSPECTS FOR GROWTH.

          The market for Internet networks and related services has only recently begun to develop and is evolving rapidly. Although certain industry analysts project significant growth for this market, their projections may not be realized. Our future growth, if any, will depend on the continued trend of businesses migrating toward use of the Internet for certain segments of their business, such as human resource and IT administration functions. There can be no assurance that the market for our services will grow, that our services will be adopted, or that businesses will use these Internet-based services to the degree or in the manner that we expect. If we are unable to react quickly to changes in the market, if the market fails to develop, or develops more slowly than expected, or if our services do not achieve market acceptance, then we are unlikely to become or remain profitable.


     WE FACE STRONG COMPETITION.

          The market for the products and services we offer is highly competitive. Our competitors vary in size and in the scope of the products and new services that they offer. Primary competitors generally include:

          o    complete solution providers,
          o    ISPs (Internet service providers),
          o    web hosting firms,
          o    application hosting firms,
          o    strategic consulting firms,
          o    in-house IT departments of clients, and
          o    computer hardware and service vendors.

          Traditionally, the largest service providers have principally focused on providing customized solutions to international Fortune 500 companies. A large number of smaller service companies and a growing number of larger companies compete in the middle market segment. We compete primarily in this latter group and in part because there are low barriers to entry, the competition is highly fragmented.

          We expect to face competition from established and new companies. Increased competition may result in greater pricing pressure, which could adversely affect our margins. In addition, many of our competitors have greater financial, development, technical, marketing and sales resources than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and to changes in client requirements or to devote greater resources than us for the development, promotion, sale and support of Internet-based products and services. In addition, there is a risk that clients may elect to increase their internal IT resources to satisfy their IT solutions needs. We may also enter new markets and offer new services, and expect to face intense competition from existing and new competitors. We cannot assure you that we will continue to provide IT services and products demanded by our target market or be able to compete successfully with existing or new competitors.

     WE ARE DEPENDENT ON HIRING AND RETAINING PERSONNEL WITH INDUSTRY SPECIFIC SKILLS.

          Competition for individuals with proven industry specific skills is intense. The Internet-based IT service industry in general experiences a high rate of turnover. We compete for such individuals with Internet companies, systems integrators, providers of outsourcing services, temporary personnel agencies, computer systems consultants, clients and potential clients. Many large competitors have extensive campaigns to hire additional technical personnel or have full time recruiters on staff. Competition for quality technical personnel with specialized industry experience has continued to intensify, resulting in increased personnel costs for many IT service providers. There can be no assurance we will be able to recruit or retain the technical personnel necessary to execute our strategy.


     OUR BRAND IS RELATIVELY NEW, AND FAILURE TO DEVELOP BRAND RECOGNITION COULD HURT OUR ABILITY TO COMPETE EFFECTIVELY.

          To successfully execute our strategy, we must create and strengthen our brand awareness. If we do not build our brand awareness, our ability to realize our strategic and financial objectives could be hurt. Many of our competitors have well-established brands associated with the provision of Internet network services. In order to build our brand awareness, we intend to significantly increase our marketing efforts, which may not be successful, and we must continue to provide high quality services. As part of our brand building efforts, we expect to increase our marketing budget substantially as well as our marketing activities, including advertising, tradeshows, direct response programs and new switch and POP site launch events.


     OUR INDUSTRY IS CHANGING RAPIDLY AND NEW SOLUTIONS ARE CONSTANTLY BEING INTRODUCED THAT MIGHT RENDER OUR SOLUTIONS LESS MARKETABLE OR OBSOLETE.

          The Internet-based IT service and e-commerce industries are characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our success will depend in part on our ability to develop Internet-based IT solutions that keep pace with continuing changes in the IT service and e-commerce industries. There can be no assurance that we will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, we will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render our services non-competitive or obsolete.


     POTENTIAL CLIENTS MAY NOT WIDELY ADOPT INTERNET SOLUTIONS, AND, IF THEY DO, MAY NOT OUTSOURCE SUCH PROJECTS AND OUR BUSINESS MODEL DEPENDS ON BOTH THESE TRENDS CONTINUING.

          The market for our products and services will depend upon the adoption of Internet, intranet, extranet and web site solutions by clients. If clients and potential clients choose not to implement such solutions, we will address a smaller market and our revenues could be adversely affected. Some critical unresolved issues concerning the use of Internet solutions are security, reliability, cost, ease of deployment and administration and bandwidth of the Internet itself. These issues may affect the use of such technologies to solve business problems. Some entities would have to change significantly the way they do business to adapt to the Internet. Even if these issues are resolved, businesses might not elect to outsource the design, development and maintenance of their Internet, intranet, extranet and web site solutions to firms such as eNucleus.

     OUR OFFICERS AND DIRECTORS HAVE LIMITED LIABILITY AND HAVE INDEMNITY RIGHTS AND THEREFORE THE COMPANY MAY HAVE NO AVENUE TO RECOVER LOSSES DUE TO THEIR MANAGERIAL DECISIONS.

          Our Certificate of Incorporation and by-laws provide that we may indemnify our officers and directors against losses sustained or liabilities incurred which arise from any transaction in that officer's or director's respective managerial capacity unless that officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction.


     WE HAVE NOT PAID ANY DIVIDENDS ON OUR COMMON STOCK AND DO NOT INTEND TO DO SO IN THE FORESEEABLE FUTURE.

          We have never paid, and have no intentions in the foreseeable future to pay, any cash dividends on our common stock. Therefore, an investor in this offering, in all likelihood, will only realize a profit on his investment if the market price of our common stock increases in value.


LACK OF A MARKET FOR OUR COMMON STOCK.


     PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW COULD DISCOURAGE UNSOLICITED TAKEOVER ATTEMPTS, WHICH COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

          Certain provisions of Delaware law, such as its business combination statute, may have the effect of delaying, deferring or preventing a change in control without the approval of our Board of Directors. In addition, our Certificate of Incorporation authorizes the issuance of "blank check" preferred stock without further approval by the stockholders. These provisions may have the effect of discouraging others from attempting to acquire us without our consent, even if the transactions would be beneficial to our stockholders and could limit the price some investors might be willing to pay in the future for shares of our common stock.


     THE APPLICATION OF THE "PENNY STOCK REGULATION" COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

          Our securities may be deemed a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our securities and may have the effect of reducing the level of trading activity of our common stock in the secondary market. The foregoing required penny stock restrictions will not apply to our securities if such securities maintain a market price of $5.00 or greater. We can give no assurance that the price of our securities will reach or maintain such a level.


     INADEQUATE MARKET LIQUIDITY MAY MAKE IT DIFFICULT TO SELL OUR STOCK.

          Only a limited number of shares of our common stock are actively traded in the public market and we cannot give assurance that the market for our stock will develop sufficiently to create significant market liquidity. An investor may find it difficult or impossible to sell shares of our common stock in the public market because of the limited number of potential buyers at any time. In addition, the shares of our common stock are not eligible for margin security and it is unlikely that a lending institution would accept our common stock as collateral for a loan.


     THE VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT OUR STOCKHOLDERS.

          There is currently a public market for our common stock, but we can give no assurance that there will always be such a market. The trading price of our common stock is highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results; announcements of technological innovations; changes in financial estimates by securities analysts; announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; sales of common stock; or other general economic or stock market conditions, many of which are beyond our control.


RISKS RELATED TO THIS OFFER.


     FUTURE SALES BY OUR STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

          Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that is acceptable to us. In addition, 20,000,000 shares were reserved for options available for grant under the Incentive Stock Plan. The Board of Directors authorized such reserve and may grant options to purchase the shares reserved under the plan at any time and on terms established in its discretion. The exercise of these options and warrants at a price less than the market price could dilute the value of outstanding shares and depress the market price. The perception that these options and warrants may be exercised for or converted into common stock that could be sold into the public market could adversely affect the market price of our common stock.

     THE PRICE YOU PAY IN THIS OFFERING WILL FLUCTUATE AND MAY BE HIGHER OR LOWER THAN THE PRICES PAID BY OTHER PURCHASERS IN THIS OFFERING.

          The price in this offering will fluctuate based on the prevailing market price of our common stock. The price you pay in this offering may be higher or lower than the prices paid by other purchasers in this offering.

     IMMEDIATE WRITE DOWNS OF GOODWILL MAY RESULT IN UNANTICIPATED CHARGES AGAINST EARNINGS.

          We adopted SFAS No. 142. Under the new rules, we will no longer amortize goodwill and other intangible assets with indefinite lives, but such assets will be subject to periodic testing for impairment. On an annual basis, or when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs to be included in results from operations may be necessary, SFAS No. 142 also requires us to complete a transitional goodwill impairment test six months from the date of adoption. We therefore may incur possible charges against earnings related to immediate write downs of goodwill or other intangible assets.

                                 USE OF PROCEEDS

          This prospectus covers the resale of our stock by selling security holders. We will not receive any proceeds from the sale of common stock by the selling security holders, except that we will receive funds upon the exercise of the warrants which will be added to our working capital.



                            SELLING SECURITY HOLDERS

     None of the selling stockholders has held a position or office, or had any other material relationship with us.

          Set forth below is certain information relating to the selling security holders. We obtained some of this information from the selling security holders and other sources, which we have not verified.

--------------------------------------------- --------------------- ------------------- ----------------------
                                              SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                                OWNED BEFORE THE                           OWNED AFTER THE
          SELLING SECURITY HOLDER                 OFFERING(1)         SHARES OFFERED         OFFERING(1)
--------------------------------------------- --------------------- ------------------- ----------------------
--------------------------------------------- --------------------- ------------------- ----------------------
Richard David (2)                                      740,740                740,740             0
--------------------------------------------- --------------------- ------------------- ----------------------
Peter DeCarlo                                          185,185                185,185             0
--------------------------------------------- --------------------- ------------------- ----------------------
Olive Cox Sleeper Trust (3)                                                                       0
                                                       555,555                555,555
--------------------------------------------- --------------------- ------------------- ----------------------
Michael Ruffer(4)                                                                                 0
                                                       370,370                370,370
--------------------------------------------- --------------------- ------------------- ----------------------
Phillip McGinn Jr.                                     185,186                185,186             0
--------------------------------------------- --------------------- ------------------- ----------------------
John Adams                                             185,186                185,186             0
--------------------------------------------- --------------------- ------------------- ----------------------
Salvatore Rutigliano (5)                                                                          0
                                                       518,515                518,515
--------------------------------------------- --------------------- ------------------- ----------------------
Ken Cohen                                              370,370                370,370             0
--------------------------------------------- --------------------- ------------------- ----------------------
Charlie Scimeca                                        370,370                370,370             0
--------------------------------------------- --------------------- ------------------- ----------------------
Herman Mobley                                          185,186                185,186             0
--------------------------------------------- --------------------- ------------------- ----------------------
Aspatuck Holdings Ltd (6)                            1,666,670                833,335          833,335
--------------------------------------------- --------------------- ------------------- ----------------------
Kevin Wood                                             150,000                150,000             0
--------------------------------------------- --------------------- ------------------- ----------------------
Barron Partners LP(7)                                6,000,000              6,000,000             0
--------------------------------------------- --------------------- ------------------- ----------------------
--------------------------------------------- --------------------- ------------------- ----------------------
Total                                                                                             0
                                                    11,483,333             10,649,998
--------------------------------------------- --------------------- ------------------- ----------------------

(1) Assumes that all shares offered hereunder are sold. Total shares offered by any individual selling security holder, other than Barron Partners LP, are less than 1% of common stock outstanding.

(2) Includes warrants to purchase 185,185 shares of our common stock at $.30 per share.

(3) Includes warrants to purchase 185,185 shares of our common stock at $.30 per share.

(4) Includes warrants to purchase 92,592 shares of our common stock at $.30 per share.

(5) Includes warrants to purchase 166,665 shares of our common stock at $.20 per share.

(6) Includes warrants to purchase 233,335 shares of our common stock at $.20 per share.

(7) Includes warrants to purchase 2,500,000 shares of our common stock at $.60 per share and 1,000,000 shares of our common stock at $1.00 per share.

                                      -13-

                              PLAN OF DISTRIBUTION

          The selling security holders have advised us that the sale or distribution of our common stock may be effected directly to purchasers by the selling security holders in negotiated transactions or by pledges, donees, transferees or other successors in interest, principals or through one or more brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the over-the-counter market or in any other market on which the price of our shares of common stock is quoted or (ii) in transactions otherwise than on the over-the-counter or in any other market on which the price of our shares of common stock is quoted. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling security holders or by agreement between the selling security holders or by agreement between the selling security holders and brokers, dealers or agents, or purchasers. If the selling security holders effect such transactions by selling their shares of our common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation if the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The selling security holders and any brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

          Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling security holders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling security holders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

          We will pay all expenses incident to the registration of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate that the expenses of this offering to be borne by us will be approximately $42,000 consisting of: a Securities and Exchange Commission registration fee of $553.24, accounting fees of $3,000, legal fees of $35,000 and miscellaneous expenses of $3,000. We will not receive any proceeds from the sale of any of the shares of common stock by the selling stockholders.

          The selling security holders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling security holders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Registration M, the selling security holders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling security holders are distributing shares covered by this prospectus. The selling security holders are not permitted to cover short sales by purchasing shares while the distribution is taking place.

             DESCRIPTION OF SECURITIES AND MARKET PRICE INFORMATION

              Our common stock has been traded on the NASDAQ Over-the-Counter Bulletin Board (OTCBB) since March 28, 2004 under the symbol ENUI (prior to that date, our common stock was traded under the symbol ENCU). Our common stock traded on the pink sheets from May 2001 to June 2002. As yet, our common stock has experienced limited trading activity. The following table sets forth the high and low sale prices for our common stock. The quotations below reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

                                          Common Stock
                                 -----------------------------
              Period                Low Bid         High Bid
              ------             ------------     ------------

              2002

               1st Quarter           $0.001          $0.05
               2nd Quarter           $0.01           $0.60
               3rd Quarter           $0.02           $0.35
               4th Quarter           $0.03           $0.21

              2003

               1st Quarter           $0.02           $0.14
               2nd Quarter           $0.01           $0.12
               3rd Quarter           $0.00           $0.07
               4th Quarter           $0.00           $0.15

              2004

               1st Quarter(1)        $0.03           $0.51
               2nd Quarter           $0.24           $0.74
               3rd Quarter           $0.44           $0.70

          (1)  Reverse stock split of 1:10 occurred March 23, 2004.

          Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock par value $$.001 per share. Our preferred stock is "blank check" preferred stock and, therefore, the terms of any series of preferred stock may be determined by us without any further action or vote by our stockholders; provided, that we may not, for a period of approximately two years, issue any preferred stock under our Stock Purchase Agreement with Barron Partners LP. The holders of common stock are entitled to elect members of our Board of Directors and such holders are entitled to vote as one class on all matters required or permitted to be submitted to the shareholders of eNucleus. No holder of the common stock has preemptive rights with respect to the issuance of shares of that or any other class of stock, and the holders of common stock are entitled to one vote per share and are not entitled to cumulative voting rights with respect to the election of directors.

          The holders of common stock are entitled to dividends or other distributions if, as and when declared by the Board of Directors out of legally available assets. Upon the liquidation, dissolution or winding up of eNucleus, the holder of each share of common stock will be entitled to share equally in the distribution of nucleus's assets. The holders of common stock are not entitle dot the benefit of any sinking fund provision. The shares of common stock of eNucleus are not subject to any redemption provisions, nor are they convertible into any other security or property of eNucleus.

          As of October 6, 2004, there were 200 holders of record of the common stock, as shown on the records of our transfer agent and registrar of the common stock. Since many shares may be held by investors in nominee names, such as the name of their broker or their broker's nominee, the number of record holders often bears little relationship to the number of beneficial owners of our common stock.

          As of October 6, 2004, we have outstanding presently exercisable warrants to purchase 6,862,962 shares of our common stock in the aggregate. Two of those warrants were issued to Barron Partners LP to purchase 2,500,000 and 1,000,000 shares of our common stock at an exercise price of $.60 per share and $1.00 per share, respectively. All other warrants have an exercise price of $0.20 per share. The warrant issued to Barron Partners LP to purchase 2,500,000 shares of our common stock also contains a callable feature as of April 1, 2005 requiring automatic exercise if our common stock price is at least $1.20 per share for 20 consecutive trading days and there is an effective registration statement covering the shares subject to the warrant.

          We have never paid any cash dividends on our stock and anticipate that for the foreseeable future, we will retain earnings, if any, for use in the operation of our business. Payments of cash dividends in the future will depend upon our earnings, financial condition, any contractual restrictions, restrictions in any preferred stock designations, restrictions imposed by applicable law, capital requirements and other factors believed relevant by our Board of Directors.

                           DESCRIPTION OF THE BUSINESS


General.


          eNucleus, Inc. ("eNucleus") is a proprietary software solution provider. We license customized software applications that are designed for business processes critical to specific industries. Our core applications include supply chain management for the petroleum and gas industry, and human resource management for the benefits administration industry. The applications are primarily delivered, accessed and managed through the Internet and private networks. We also provide managed hosting and data storage services for our clients' critical applications. Our customers pay up front and recurring fees for licenses, maintenance, hosting, access and data storage products and services.


Strategy.

          Our goal is to become a recognized leader in application delivery and managed IT services industry. eNucleus' business strategy is to market and deliver an expanding collection of proprietary software applications over the Internet and private networks. We have expanded our product line by acquiring and then operating leading software companies in specific markets that enjoy strong customer loyalty. We sell specific proprietary applications that are licensed by customers, often in conjunction with our managed hosting services. Certain applications are licensed based upon a one time fee and an optional annual maintenance program. Alternatively, other applications are provided on an ASP basis - that is, where a client is given access to the application hosted and maintained by us in exchange for a monthly fee. We have increasingly focused our efforts on applications that can be delivered over the Internet for recurring fees. We continue to provide products that are licensed on a one time fee basis but only where that software solution is the best available in its field. We have decided to spread our network infrastructure costs over multiple acquired companies, which strategy should increase overall profitability while reducing risks otherwise associated with owning a single application or targeting a single market segment.

          In pursuit of this goal, eNucleus follows these strategic operating principles:

   o Acquire industry leading applications -We seek to acquire niche software applications that will serve defined market segments, enjoy widespread industry support and can be deployed over the Internet through our software application network.

   o Acquire and continue to operate well-managed companies -We concentrate on acquiring well-managed companies within specific markets such as healthcare, education, distribution services and financial services that demonstrate a potential for significant cash flow growth as a result of product enhancements and improved marketing. We look for existing, strong management teams and then seek to enhance those acquired companies with capital, national presence, consolidated operating costs, strategic marketing and the technical expertise for migrating their products to an Internet-based delivery system.

   o Leverage operating costs - By eliminating duplicate business functions, operating savings can be realized with each acquisition we make. Labor costs can be further reduced by bringing a seasoned programming team with proven methodology to each newly acquired software application. This experienced team skill set should result in successfully marketing new software applications.

   o Generate Recurring revenue streams - we employ pricing strategies that focus on developing long-term recurring monthly revenue streams rather than high upfront purchase prices. Lower upfront costs make it easier for customers to transition into a new business model. As their future needs grow with business demand, we believe that customers which have transferred critical business operations into the eNucleus network are more likely to maintain their services with us.

   o Provide World Class Customer Service - we support our products and services by world-class customer care personnel who monitor, manage and deploy our services.


Products and Services.

      Our products and services include:

   o Software Applications - We provide and manage software applications and computer services designed for specific business processes used in target industries. Our core applications include supply chain management for the petroleum and gas industry, and human resource management for the benefits administration industry. We deliver these applications from a centralized location to multiple users over the Internet and/or a private network. As a result, our customers have the ability to continuously access software applications as if they were installed on their internal systems.

   o Managed hosting -- We deliver full service solutions for establishing and maintaining complex software applications and delivery. State-of-the-art servers provide a solid platform for hosting our clients' mission critical applications and data. Our managed hosting services include 24x7 network monitoring and support, system administration, server monitoring and testing, usage reporting, security services and protection. All the while, customers can still maintain control over the software and solutions housed on the servers, including their customized installed software and proprietary solutions.

   o Data Storage - Our data storage services include high performance network backup and storage to cost-effective specific data tape backup services, offsite storage and data vaulting.

History.

          eNucleus began business operations in 1984 in Colorado Springs, Colorado, as a provider of computer systems and componentry. We adopted the name Nucleus, Inc. in December 1998 and reorganized in April 1999 when eNucleus merged with Nucleus Holding Corporation, a privately held Illinois corporation based in Chicago, Illinois. In July 2000, our shareholders approved our re-incorporation in Delaware from Nevada and changing our name to eNucleus, Inc.

Our old common stock was traded on the electronic bulletin board of the "over the counter" market under the symbol ENCS. Our stock is now traded under the symbol ENUI.

          Since August 2000, the Company has focused solely on providing and managing software and data solutions over the Internet and on private networks and elected to discontinue offering non-related computer equipment and supplies sales and associated professional services. As part of this decision, we closed our Seattle and Denver offices as well as discontinued certain operations of our Chicago and Atlanta offices. Revenue from these discontinued operations was approximately $7.2 million for the year ended December 31, 2000.

          On May 10, 2001, we filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Illinois, Eastern Division. Our action was a result of the continued difficulties in the Internet industry and related financing markets which presented difficulties in restructuring our debts, our inability to cure defaults under our data center lease and our landlord's attempts to seize our assets.

          We continued operations as a debtor-in-possession under the supervision of the Bankruptcy Court and on November 6, 2003, the Court confirmed our Plan of Reorganization and allowed to successfully emerge from its Chapter 11 reorganization. In accordance with the plan, holders of certain allowed claims received 1 share of common stock for every $3.00 of debt and common stock underwent a 1 for 6 reverse stock split.

          In addition, certain claims were settled by our agreement to pay certain amounts over time to the Internal Revenue Service and one of our landlords. We pay monthly installments of principal and interest under each agreement. Our agreement with the IRS provides that we must pay the IRS a total of $197,252.52, together with 6.5% interest, over six years in monthly payments of $3,315.80 each. We issued a promissory note to our former landlord in the principal amount of $141,951.43 which is due March 15, 2007. We are required to make monthly payments of $1,000 and an annual payment of $10,000 with a balloon payment at maturity of $117,342. As of the date of the filing of this prospectus, we are current on both obligations.

          We closed our data center facility in Atlanta to more fully capitalize on our strategic relationship with our co-location facility partner. As a result, we recorded a restructuring charge in 2002 of approximately $4.5 million that included buying out our lease, writing off fixed assets associated with the build-out of the datacenter, and receiving a charge for impairing intangible assets.

          On November 6, 2003, we received our final decree from the United States Bankruptcy Court for the Northern District of Illinois.

          On February 9, 2004, we completed an asset purchase of PrimeWire, Inc. ("PrimeWire"). PrimeWire's operations primarily focus on providing third party employee benefits administration via the Internet. PrimeWire received $50,000 upon closing and a three year earn out provision that provides for (i) quarterly cash payments of 10% of the net revenues generated by the PrimeWire assets and
(ii) quarterly stock payments of 15% of the net revenues generated by the PrimeWire assets (shares to be determined based upon the average closing price of the 20 day period prior to the end of each quarter). Additionally, PrimeWire has the ability to earn an additional 7% of Net Revenues generated by large license deals (license agreements in excess of $200,000 in the first 12 months of the contract) during the first year. We have not made any payments of common stock to PrimeWire because we are disputing the accuracy of the representations and warranties made to us.

          In June 2004, we acquired Tak Acquisition Co., a privately held internet-enabled petroleum supply chain network ("TAKGroup"). TAKGroup provides comprehensive "value-chain" automation solutions for the petroleum industry and its technology suite provides software solutions through the Internet to manage the distribution functions for suppliers, marketers and end-users in the petroleum industry. TAKGroup eliminates inefficiencies in product sales, value-added service delivery, promotional information communication, and other labor-intensive customer support processes. TAKGroup's technology solutions can be deployed in whole or in parts across the petroleum supply chain, leveraging existing relationships and established behaviors. Under the terms of the acquisition agreement, TAKGroup received 650,000 shares of eNucleus common stock, 150,000 of which are subject to forfeiture if the TAKGroup business unit fails to generate a minimum of $1.25 million in annualized revenue in the first 12 months following the closing. In addition, members of the management team of TAKGroup received 150,000 shares of our common stock subject to vesting over a one year period and 250,000 options were issued to employees which are subject to vesting over a two year period.


          In August 2004, Barron Partners LP ("Barron") purchased from us, at a price of $1,000,000, 2,500,000 shares of our common stock, together with two warrants. One warrant granted Barron the right to purchase 2,500,000 shares of our common stock at a price of $.60 per share, with a callable feature as of April 1, 2005 requiring automatic exercise if our common stock price is at least $1.20 per share for 20 consecutive trading days and there is an effective registration statement covering the shares subject to the warrant. The other warrant granted Barron the right to purchase 1,000,000 shares of our common stock at a price of $1.00 per share without a call right by us.


          As of August 1, 2004, we acquired all the outstanding stock of Frontier Technologies, a Singapore based company engaged in the business of IT professional services and solutions sales. The purchase price was $25,000 plus shares of our common stock to be issued to Frontier Technologies based upon 3.5 times Frontier's 2005 calendar year net revenues.


Market Environment.

          Software industry experts maintain that software solutions will migrate toward Internet-based delivery rather than the more traditional "box" or "CD" versions where the end user manages installation of the product. This Internet model offers cost savings and broader accessibility of critical business information. The next major shift in computer based technology used by business will likely focus on the reduction of capital expenditures on costly internal IT infrastructure in favor of Internet access to critical applications and essential business processes. We believe that eNucleus, as a provider of solutions tailored to specific business processes used in target industries with a scalable nationwide infrastructure, is positioned to provide critical software applications and services to companies that want to reduce their IT infrastructure while increasing access to company data.

          This current market environment would appear to have created opportunities within the software industry in which numerous software products currently enjoy market favor and a loyal customer base; however, many previously successful applications are not presently delivered over the Internet and many vendors lack the technical skill set or necessary Internet network infrastructure to enable and deliver their software applications in this manner. Their situation is further complicated by the limited availability of development monies within today's capital markets. This environment forces software companies to delay product conversions to web-based platforms or to re-invest their earnings into efforts to re-tool for the Internet. Neither option is attractive for companies trying to protect their bottom line in today's economy.


Sales and Marketing.

          Our sales and marketing efforts are dedicated to increasing the awareness of our Internet-based solution opportunity and the eNucleus brand. We are implementing a brand development program designed to portray us as a national company with a local presence.

          Our sales and marketing group consists of sales professionals and technicians teamed within our regional operations. We currently employ 4 full time and 15 independent, non-exclusive agents in sales and marketing. We expect to add sales and marketing personnel in connection with most of our acquisitions.

          We intend to use a mix of programs to deliver our message and create a demand for our products and services. Marketing programs will include:

     o Focused Marketing -- eNucleus will focus its direct marketing efforts on prospects within specific industries, such the healthcare, human resources and IT administration.

     o Cross-selling strategies - eNucleus intends to capitalize on cross-selling opportunities generated by its acquisitions.

     o Personal Contact - eNucleus direct sales staff will concentrate its efforts on contacting potential customers within each industry that has had no previous experience with earlier software releases or web-enabled software in general.

     o Industry Specific Advertising - eNucleus will complement each application division's sales efforts with general advertising in trade publications of specific industries that eNucleus or its subsidiaries service.


Competition.

          The market for Internet-based technology solutions is intensely competitive, rapidly evolving and subject to rapid technological change. We expect competition to persist, intensify and increase in the future. We believe that the principal competitive factors in our market are single source solutions, strategic expertise, technical knowledge, best of breed products and services, reliability, client service and price. Most of our current and potential competitors have longer operating histories, larger installed client bases, longer relationships with customers and significantly greater financial, technical, marketing and public relations resources than us. They could decide at any time to increase their resource commitments to our market. In addition, the market for Internet solutions is relatively new and subject to continuing definition, and, as a result, the core business of certain of our competitors may better position them to compete in this market as it matures. Competition of the type described above could materially adversely affect our ability to realize our goals.

          There are relatively low barriers to entry into our business. There can be no assurance that existing or future competitors will not develop or offer services that provide significant performance, price, creative or other advantages over those offered by us, which could have a material adverse effect on our business, results of operations and financial condition.

          The development of the IT industry is also dependent on the existence and growth of public and private network interconnections. Many of the Companies that provide these connections are also our competitors and we have little control over how much these companies might charge for access fees.


Employees.

          As of October 2004, we employed 53 full time employees. We also contract with several outside parties to provide certain engineering, sales and administrative services on an as needed basis. Our employees are not subject to collective bargaining agreements and we consider our relationships with our employees to be good.

                            DESCRIPTION OF PROPERTIES

          eNucleus maintains its executive office at 4000 Main Street, Suite 214, Bay Harbor, Michigan 49770. We also lease approximately 1500 square feet in Rolling Meadows, Illinois, 2,500 square feet in Atlanta, Georgia and 2,400 square feet in Vancouver, Washington. The leases for our facilities, other than our Vancouver office, are currently on a month by month basis. The lease for our Vancouver office expires in August, 2005 and includes base rental of $3,440 per month.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          We have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer, holder of more than 5 percent of our common stock or entitles affiliated with them had or will have an interest, other than as described under "Management" and in the transactions described below. For transactions described in this section that occurred prior to March 2004, we have adjusted the share and per share purchase price information to reflect a 1:10 reverse stock split of our common stock.

         Stock Sales to Insiders

          The following table summarizes sales by us of our common stock since inception to our executive officers, directors and holders of more than 5 percent of our total voting securities.
                                                          Total
                                        Shares of        Purchase      Date of
                                       Common Stock        Price       Purchase
                                       ------------     ---------     ----------

Executive Officers and Directors
                                       ------------     ---------     ----------
     John C. Paulsen                      1,603,900      $671,715     11/06/2003
                                       ------------     ---------     ----------
     Dhru Desai (1)                       1,973,783      $367,296     11/06/2003
                                       ------------     ---------     ----------
     Prakesh Tambe                          200,000      $ 30,000     03/31/2004
                                       ------------     ---------     ----------
     Harley Luplow                          100,000      $ 30,000     08/26/2004
                                       ------------     ---------     ----------


------------------------

(1) Includes shares originally acquired by Congruent Venture, LLC, a related party of Dhru Desai.



           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

          The following discussion should be read in conjunction with the financial statements and related notes which are included under Item 1 and with the Management's Discussion and Analysis Of Financial Condition and Results Of
Operations and the audited financial statements and related notes included in eNucleus' Form 10-KSB, as filed with the Securities and Exchange Commission on April 14, 2004.

          This SB-2 contains forward-looking statements within the meaning of the Private Securities litigation Reform Act of 1995, Section 21E of the
Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 that involve numerous risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology such as "estimates,"
"projects," "anticipates," "expects," "intends," "believes," or comparable terminology or by discussions of strategy that involve risks and uncertainties.
In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Actual results could differ from such forward-looking statements. We undertake no obligation to revise forward-looking statements. Readers are encouraged to review and consider carefully the various disclosures made by us in this registration statement and our other reports filed with the Securities and Exchange Commission, including our Form 10-KSB for the year ended December
31, 2003 and our Form 10Q-SB for the quarters ended March 31, 2004 and June 30,
2004. Such risks and uncertainties include our ability to raise the funds necessary to finance our operations, general effects of our restructuring and emergence from Chapter 11 reorganization, our ability to successfully execute on our business plan, competitive factors and attracting new customers.

     Summary Financial Information

          The summary financial data set forth below are derived from and should be read in conjunction with the financial statements, including the notes thereto, filed as part of this Registration Statement in Form SB-2.

-------------------------------------- ------------------ ------------------ ------------------- ---------------------
                                                                                   Twelve               Twelve
                                           Six Months        Six Months             Months              Months
                                           Ended               Ended                Ended                 Ended
                                           06/30/04           06/30/03            12/31/03             12/31/02
-------------------------------------- ------------------ ------------------ ------------------- ---------------------
STATEMENT OF OPERATIONS DATA:
-------------------------------------- ------------------ ------------------ ------------------- ---------------------
   Revenue                                   825,469             226,553             577,574               285,687
-------------------------------------- ------------------ ------------------ ------------------- ---------------------
   Income (Loss) from continuing             374,493            (238,427)         (1,450,985)            (5,760,785)
   operations
-------------------------------------- ------------------ ------------------ ------------------- ---------------------
   Net Income (Loss)                         374,434            (245,493)         (1,461,290)            (5,757,628)
-------------------------------------- ------------------ ------------------ ------------------- ---------------------
   Net Income (Loss) per common                     .02                (.01)            (.28)                 (2.50)
   share*
-------------------------------------- ------------------ ------------------ ------------------- ---------------------
-------------------------------------- ------------------ ------------------ ------------------- ---------------------
BALANCE SHEET DATA:
-------------------------------------- ------------------ ------------------ ------------------- ---------------------
   Working capital                           248,470          (1,886,960)           (409,250)            (1,052,700)
-------------------------------------- ------------------ ------------------ ------------------- ---------------------
   Total assets                            3,833,661           2,372,981           1,752,424              2,360,503
-------------------------------------- ------------------ ------------------ ------------------- ---------------------
   Total liabilities                       1,232,272           2,215,606             812,512              2,018,188
-------------------------------------- ------------------ ------------------ ------------------- ---------------------
   Stockholders' Equity                    2,601,389             157,375             939,912                342,315
-------------------------------------- ------------------ ------------------ ------------------- ---------------------

          *10:1 reverse stock split occurred on March 23, 2004.

                                      -24-

                         LIQUIDITY AND CAPITAL RESOURCES

          On November 6, 2003, eNucleus received its final decree from the United States Bankruptcy Court for the Northern District of Illinois, successfully concluding our restructuring and emergence from bankruptcy. Although the Plan resulted in a substantial reduction in debt, further improvements in our liquidity position will be subject to the success of initiatives we are undertaking to increase sales and reduce operating expenses.

          As shown in our balance sheet, our working capital balance was $248,470 as of the six month period ended June 30, 2004. As shown in our results of operations, we were profitable in the first six months of 2004 as a result of our most recent acquisition and we raised $325,000 in preferred equity and subsequently raised $220,370 in common equity in the first quarter. However, our continued existence is dependent on our ability to maintain future profitable operations and our ability to obtain additional financial support. The satisfaction of our cash requirements hereafter will depend in large part on our ability to successfully generate revenues from operations and raise additional capital to fund operations. There can, however, be no assurance that sufficient cash will be generated from operations or that unanticipated events requiring the expenditure of funds within our existing operations will not occur. Management is aggressively pursuing additional sources of funds, the form of which will vary depending upon prevailing market and other conditions and may include high-yield financing vehicles, short or long-term borrowings or the issuance of equity securities. There can be no assurances that management's efforts in these regards will be successful.

          Because a significant portion of our business plan focuses on acquisitions, followed by capital infusions into the acquired businesses, we need significant amounts of additional capital. In March 2004, we completed a private placement of 361,112 shares of our series B preferred stock convertible into 3.33 shares of our common stock and a warrant to purchase 1 share of our series B preferred stock at $1.00 per share. These private placements provided approximately $545,370. We subsequently reduced the warrant exercise price to $0.10 per share.

          In May 2004, we signed a non-binding letter of intent with an underwriter for a firm commitment offering of one million shares of convertible preferred stock at a price per share of $10.00 convertible into two shares of common stock and redeemable warrants to buy an equal amount of shares at 120% of the offering price. The Letter of Intent is contingent upon several factors, including us achieving a minimum level of earnings, the execution of certain agreements with employees and other conditions outside of our control. There can be no assurance that the conditions will be met, that a binding agreement will be signed or the offering will occur. In addition, there can be no assurance that we will obtain the consent of Barron Partners LP which we will need to issue preferred stock. This statement does not constitute an offering of the securities described therein.


          In August 2004, Barron Partners LP ("Barron") purchased from us, at a price of $1,000,000, 2,500,000 shares of our common stock, together with two warrants. One warrant granted Barron the right to purchase 2,500,000 shares of our common stock at a price of $.60 per share, with a callable feature as of April 1, 2005 requiring automatic exercise if our common stock price is at least $1.20 per share for 20 consecutive trading days and there is an effective registration statement covering the shares subject to the warrant. The other warrant granted Barron the right to purchase 1,000,000 shares of our common stock at a price of $1.00 per share without such a call feature.

Critical Accounting Policies

          Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

          Revenue Recognition.

          Services. We recognize revenue upon providing service or delivery to our clients. Billings made or payments received in advance of providing services are deferred until the period these services are provided. Certain of our contracts include up-front charges for installation or other set up services. We defer such revenue and recognize revenue ratably over the contract terms. Certain contracts with customers may contain service level commitments, which may require us to provide credits if required service level commitments are not met. These amounts, if any, are accounted for in cost of sales. To date, credits issued under these arrangements have been immaterial.

          License Agreements and Sales of Source Code. We recognize revenues from license agreements each month over the term of the license agreements. Support revenues from customers who purchase our premium support offerings are recognized ratably over the term of the support contract. Consulting services and training revenues are accounted for separately from license and support revenues because these services have value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered elements. Our arrangements do not contain general rights of return. Consulting revenues are recognized upon completion of the contracts that are of short duration (generally less than 60 days) and as the services are rendered for contracts of longer duration. In the case of sales of our source code, we recognize revenue in the period in which the transaction occurred as long as all our obligations relating to such transaction have been completed in such period.

          Multi-Year Licenses. Revenue from multi-year software licensing arrangements is accounted for as subscriptions, with billings recorded as unearned revenue and recognized as revenue ratably over the billing coverage period. Revenue for retail packaged products, products licensed to original equipment manufacturers (OEMs), and select sales of certain source code of a software product is generally recognized as products are shipped, with a portion of the revenue recorded as unearned due to undelivered elements including, in some cases, free post-delivery telephone support or the right to receive unspecified upgrades / enhancements on a when-and-if-available basis for a period of time. The amount of revenue allocated to undelivered elements is recognized as revenue related to delivered elements. Unearned revenue due to undelivered elements Is recognized ratably over the service period specified or estimated product life.

          Multiple Deliverables and Extended Payment Contracts. The following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

          For these types of contracts, we recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service or product has been provided to the customer; (3) the collection of our fees is probable; and (4) the amount of fees to be paid by the customer is fixed or determinable.

          Accordingly, if a software transaction does not require significant production, modification or customization, then the following criteria must be met before revenue derived from each element of the transaction can be recognized:

          1. Persuasive evidence that the software transaction exists - this criterion can be demonstrated by a signed agreement, or by the existence of a purchase order or similar document related to the software.

          2. The software has actually been delivered - this factor is satisfied if the agreement provides an acceptance period of less than 30 days. Where software is delivered electronically, delivery occurs when the customer either actually downloads the software, or has been provided access that would allow it to immediately access the software.

          3. The cost of the software is fixed or determinable - this criterion is met if (a) the fees due under the agreement are to be paid in less than twelve months and the warranties are routine, short-term and relatively minor; or (b) the transaction involves a "Large License Deal" (priced at or over $200,000) where we regularly use extended-payment contracts with payments beyond 12 months and we have a demonstrated history of successfully collecting the full amount of these types of contracts without making additional concessions.

          4. It is likely that the fees will be collected - this element is satisfied unless the purchaser's cancellation or refund rights extend beyond thirty days or if fee is paid for partial performance are refundable if the contract is not fully performed.

          Accounting for Stock-Based Awards. In the past, we have awarded a limited number of stock options and warrants to non-employees. For these options and warrants, we recognize the stock-based compensation expense over the vesting periods of the underlying awards, based on an estimate of their faire value on the vesting dates using the Black-Scholes option-pricing model. As of August 26, 2004, we had recognized compensation expense on all options and warrants issued to non-employees.

                              RESULTS OF OPERATIONS

          Six Months Ending June 30, 2004 vs. Six Months Ending June 30, 2003

          Revenue. For the six months ending June 30, 2004, revenue increased approximately $598,000 or 265% to $825,000 from $227,000 for the six months ending June 30, 2003.

          Operating expenses. For the six months ending June 30, 2004, operating expenses increased approximately $100,000 to $418,000 from $318,000 for the six months ending June 30, 2003. The increase in operating expenses is a result of additional staff added from our acquisitions.

          Stock based compensation and expenses. During 2004 and 2003, we reached agreements with certain vendors and employees to accept shares of common stock in exchange for services rendered and salaries due. The costs of those services paid by shares of common stock have been reflected in our financial statements.

          Net reorganization expenses. Costs incurred by us include professional fees, court costs and other expenses associated with the Chapter 11 proceedings.

          Depreciation and amortization expense. Depreciation and amortization expense decreased $4,600 to $33,000 for the six months ending June 30, 2004 as compared to $37,000 for the six months ending June 30, 2003. The decrease was primarily a result of the write off of the majority of fixed assets as a result of the restructuring. We closed facilities and wrote off unrealizable value in fixed assets upon the disposal or sale of items of over $1.1 million of fixed assets in conjunction with the close of our Atlanta data center facility in the fourth quarter 2002 and approximately $330,000 during 2003 due to the devaluation and disposal of equipment.

          Interest and other income/expenses. Interest and other expenses in for the six months ending June 30, 2004 represents interest accruing on post-petition borrowings and notes payable arising from the reorganization.

          Net Income. The six months ending June 30, 2004 resulted in net income of $374,000, primarily resulting from the favorable impact of the sale of a non exclusive software source code license to Online Benefits. This license accounted for $500,000 of our total net income of $628,000. Our net loss for the six months ending June 30, 2003 was $238,000.

          Fiscal year 2003 vs. Fiscal year 2002

          Revenue. For 2003, revenues were $578,000 compared to $286,000 for 2002. Our increase in revenues was due to revenues we recognized through acquisitions and executed licensing deals. Our operations immediately following our bankruptcy petition and through 2003 have been substantially limited to securing the financing needed to enable the Company to complete its restructuring, completing its required filings with the Securities and Exchange Commission and fulfilling its obligations pursuant to the Plan of Reorganization. We began an aggressive strategy to increase our revenues and operations. In December 2002, we completed our first acquisition since reorganization which assisted in our revenue growth for 2003, accounting for the majority of the growth from 2002.

          Operating expenses. For 2003, operating expenses decreased approximately $173,000 to $980,000 from $1,153,000 in 2002. The majority of the decrease relates to a close monitoring and reduction of salaries and other operating expenses associated with the our facility in Atlanta, prior to closing and one less month of operating expenses due to its closure.

          Net reorganization expenses. Costs incurred by us included professional fees, court costs and other expenses associated with the Chapter 11 proceedings. During 2003 and as a result of the emergence from bankruptcy, the Company incurred significant reorganization and restructuring expenses, including additional expenses incurred in settling outstanding liabilities of $280,000, professional fees of $290,000 and a write-off of fixed assets of $330,000 due to the devaluation and disposal of equipment. Reorganization costs recognized during 2002 include $900,000 related to the buyout of our lease, write-off of $1.1 million of fixed assets associated with the build-out of the data center and a $2.5 million charge for the impairment of intangible assets.

          Depreciation and amortization expense. Depreciation and amortization expense decreased $225,000 to $151,000 in 2003 as compared to $376,000 in 2002. The decrease was primarily a result of the write off of $1.1 million of fixed assets in conjunction with the close of our Atlanta data center facility in the fourth quarter 2002.

          Interest and other income/expenses. Interest and other expenses in the first quarter 2003 represents interest accruing on post-petition borrowings and notes payable arising from the reorganization. Interest and other expenses in 2002 represents interest accruing on post-petition borrowings offset by a $22,000 adjustment reflected from a settlement in interest due and payable achieved with one of our creditors.

          Net Income. For the year ended December 31, 2003, our net loss was $1,461,000 compared to a loss of $5,758,000 in 2002. This reduction of loss is a result of our continued cost containment and reduction efforts, increased sales efforts of our products and a result of profitable acquisitions.

                                   MANAGEMENT

          We are managed by four executive officers and our board of directors. Set forth below is information relating to our executive officers and members of our board of directors.

          The following table contains certain information with respect to our directors and executive officers:

     Name                      Age       Position
     ----                      ---       --------

     John C. Paulsen           41        Director and Chief Executive Officer

     Dhru Desai                42        President

     Prakash Tambe             43        Chief Information Officer

     Harley M. Luplow          48        Chief Financial Officer

          John C. Paulsen has served as Chairman of the Board of Directors and Chief Executive Officer of eNucleus since April 1999. Prior thereto, Mr. Paulsen served as the President of Nucleus Holding Company. From 1995 to 1997 Mr. Paulsen served as President and CEO of MetroLink Communications, Inc. a long-distance carrier. From 1990 to 1995, Mr. Paulsen served as President and CEO of American Teletronics Long Distance, Inc. a reseller of long-distance telecommunications services.

          Dhru Desai has served as our appointed President since May 2004. From 2001 to 2004, Mr. Desai was the CEO of Congruent Ventures. From 1998 to 2001, Mr. Desai was the founder and CEO of Cronus Technologies, Inc. (recently divested to Cisco, FastCom and Advanced Fiber). Mr. Desai has a Masters Degree in Computer Science from the Illinois Institute of Technology.

          Prakash Tambe has served as our Chief Information Officer since May 2004. From 2000 to 2003, Mr. Tambe served as the Chief Technology Officer of Empact Corp. From June 1994 to February 2000, Mr. Tambe served as the director of technology for Revere Group. Mr. Tambe has a Masters Degree in Computer Science from the Illinois Institute of Technology.

          Harley M. Luplow has served as our Chief Financial Officer since August 2004. Mr. Luplow is responsible for assessing and controlling the financial aspects of the Company's activities and the allocation of its financial resources. Mr. Luplow has over twenty years of experience with public and private companies in various roles including finance, marketing, information technology and law. From 2003 to 2004, Mr. Luplow worked as a consultant for business and legal services. From 2000-2003, Mr. Luplow served as Director of Budget and Forecasts and Revenue Manager for Boyne USA Resorts. From 1996-1999, Mr. Luplow served as Executive Director of China Operations for Urban Science Applications, Inc., Mr. Luplow has a Juris Doctor degree from Indiana University School of Law, an MBA from Georgetown University and a Bachelor of Science Degree from Michigan State University.


Board of Directors

          Currently, John Paulsen is the Company's sole director. As soon as practicably, Mr. Paulsen intends to fill the vacancies on the Board of Directors resulting from the previous resignations of the Company's other directors. Included in the Directors so appointed will be two representatives from the creditor committee pursuant to the Company's Plan of Reorganization.

          Promptly upon filling its vacancies, the Board of Directors will create an Audit Committee and a Compensation Committee. Pursuant to our Stock Purchase Agreement with Barron Partners LP, by approximately December 2004, we are required to appoint at least two independent directors to our Board of Directors and to appoint a majority of our outside directors to the audit and compensation committees.

          Our last Annual Shareholder Meeting was held on July 14, 2000. Subsequent to the shareholder meeting, and as a result or restructuring and filing of the Chapter 11 petition, each of the directors previously elected to serve (except Mr. John C. Paulsen) resigned from the Board of Directors. No new directors have been elected.

                              DIRECTOR COMPENSATION

          Directors receive no compensation for serving on the Board of Directors other than reimbursement of reasonable expenses in attending meetings of the Board of Directors.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OFFICERS

          The following table sets forth the number of shares of common stock beneficially owned as of October 7, 2004 by each person known by us to beneficially own more than 5% of the common stock of eNucleus. A beneficial owner of a security includes any person who has the power to vote or sell the shares.

                                                Amount of         Percent of
               Name of Beneficial Owner         Ownership            Class


              Congruent Ventures, LLC (1)        2,448,883            8.0%

              Barron Partners LP (2)             6,000,000           19.7%

              Monte Carlo Funding                2,450,000            8.0%
              Aspatuck Holdings, LLC (3)         1,666,670            5.5%

              John & Kelly Paulsen (4)           1,978,900            6.5%
                    Chairman & CEO

     (1) Congruent Ventures, LLC is beneficially owned by members of Mr. Desai's family. Includes presently exercisable warrants to purchase 575,000 shares of our common stock.

     (2) Includes presently exercisable warrants to purchase 3,500,000 shares of our common stock.

     (3) Includes presently exercisable warrants to purchase 233,335 shares of our common stock.

     (4) The mailing address is c/o eNucleus 4000 Main Street, Bay Harbor, MI 49770. Includes presently exercisable warrants to purchase 375,000 shares of our common stock.

                             EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid for the years ended December 31, 2003, 2002 and 2001 to the individuals who served as our chief executive officer during any part of fiscal year 2003, 2002 or 2001 and those serving as executive officers during such periods.


Summary Compensation Table
                                                                      All Other
                                              Salary                Compensation
Name and Principal Position           Year      ($)     Bonus ($)        ($)
---------------------------           ----    -------   ---------   ------------
John C. Paulsen,                      2003     34,000      ---           ---
    Chief Executive Officer,          2002     98,000      ---           ---
    principal Financial Officer       2001    142,923      ---           ---
    and Secretary



     (1)  President as of May 2004.

     The following table summarizes the individual grants of stock options made during the most recent fiscal year to the individuals who served as our named executive officers.

          Summary Stock Option Table


                                                   Options issued
     Name and Principal Position         Year      and outstanding
     ------------------------------    -------     ---------------

     John C. Paulsen, President          2004         1,500,000
     and Chief Executive Officer

     Dhru Desai                          2004         1,500,000



Stock Plans.

          We have an Omnibus Stock Incentive Plan that provides for the issuance of stock non-qualified options incentive stock options stock appreciation rights and performance units. Under the Plan, all our employees, together with other persons who perform substantial services for us or on our behalf, will be eligible to receive incentive and nonstatutory options to purchase eNucleus common stock. The plans are administered by the compensation committee. Under the plans, the exercise price at which the shares of eNucleus common stock covered by each grant may be purchased will be determined on the date of grant by the committee, but can be no less than the par value of such shares and, in the case of incentive stock options, may not be less than the fair market value of such shares on the date of grant. The number of shares covered under the options granted under the plans are subject to adjustments for stock splits, mergers, consolidations, combinations of shares, reorganizations and other recapitalizations. All options outstanding at the time of our filing for bankruptcy were cancelled. As of October 6, 2004, we have issued options to purchase 3,650,000 shares of our common stock.

Aggregate Option/Warrant Exercises in Last Fiscal Year and Fiscal Year-End Option/Warrant Values.

          The selling securityholders have exercised or will exercise warrants to purchase an aggregate of 4,362,962 shares of our common stock.

                                  LEGAL MATTERS

          Legal matters in connection with the validity of the shares of common stock offered hereby will be passed upon for us by Connelly Roberts & McGivney LLC, Chicago, Illinois.

                                     EXPERTS

          Our balance sheet as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2003, included in this prospectus and in the related Registration Statement, have been audited by Bujan & Associates, Ltd, independent accountants, as stated in their report appearing herein, and are included in reliance on the report of such firm given in their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC's web site at "http://www.sec.gov."

          This prospectus is part of a registration statement we have filed with the SEC relating to the securities that may be offered by the selling security holders. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's Public Reference Room.

     SECURITIES AND EXCHANGE COMMISSION POSITION ON CERTAIN INDEMNIFICATION

          Pursuant to Delaware law, our Board of Directors has the power to indemnify officers and directors, present and former, for expenses incurred by them in connection with any proceeding they are involved in by reason of their being or having been an officer or director. The person being indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. Our Certificate of Incorporation and Bylaws grant this indemnification to our officers and directors.

          To the extent that indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

INDEX TO FINANCIAL STATEMENTS

Report of Bujan & Associates, Ltd, Independent Public Accountants         F-1

Consolidated Balance Sheets as of December 31, 2003 and 2002              F-2

Consolidated Statements of Operations for the Years
         Ended December 31, 2003 and 2002                                 F-3

Consolidated Statements of Changes in Shareholders' Equity
         Deficit) for the Years Ended December 31, 2003 and 2002          F-4

Consolidated Statements of Cash Flows for the Years
         Ended December 31, 2003 and 2002                                 F-6

Notes to Consolidated Financial Statements                                F-7

Interim Financial Statements                                             F-19

Report of Independent Public Accountants

To the Board of Directors and Stockholders of eNucleus, Inc.:

     We have audited the accompanying consolidated balance sheets of eNucleus, Inc. (a Delaware corporation) (the Company) as of December 31, 2003 and 2002, and the related statements of operations, stockholders' (deficit) equity, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eNucleus, Inc. as of December 31, 2003 and 2002 and the results of their operations and cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 2 to the financial statements, the Company continues to incur operating losses and must continue to fund negative working capital needs. There can be no assurance that the Company will reach agreement with these parties or be able to satisfy their indebtedness in a timely manner acceptable to them. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/  Bujan & Associates, Ltd
-----------------------------
     Bujan & Associates, Ltd


Palos Heights, Illinois
April 12, 2004




                                          eNucleus, Inc.
                                    Consolidated Balance Sheets
                                        As of December 31,


                                                              2003                         2002
ASSETS:
   Current Assets:
Cash                                                                78                       4,932
Accounts receivable                                             16,900                      54,893
Other current assets                                            41,038                      37,974
                                                           -----------                 -----------

Total current assets                                            58,016                      97,799
                                                           -----------                 -----------

Property and equipment, net                                     19,786                     491,430
Goodwill and other intangibles, net                          1,674,622                   1,771,274
Other assets                                                      --                          --
                                                           -----------                 -----------

Total assets                                               $ 1,752,424                 $ 2,360,503
                                                           -----------                 -----------

LIABILITIES & STOCKHOLDERS' EQUITY:
Current Liabilities:
Notes Payable                                              $   156,861                 $   425,540
Accounts payable                                                42,792                     272,798
Accrued expenses                                               267,613                     452,161
                                                           -----------                 -----------
Total current liabilities                                      467,266                   1,150,499
                                                           -----------                 -----------
   Long term liabilities                                       345,246                     867,689
                                                           -----------                 -----------
   Total liabilities                                           812,512                   2,018,188
                                                           -----------                 -----------

                                                           -----------                 -----------

Contingencies                                                     --                          --
                                                           -----------                 -----------

STOCKHOLDERS' EQUITY
Preferred stock, $0.001 par value,
20,000,000 shares authorized,
1,453,779 shares issued and outstanding                          1,454                        --
Common stock, $0.001 par value,                                  9,528                       3,326
100,000 shares authorized, 9,527,938 and
3,326,287 shares issued and outstanding,
respectively
Additional paid-in capital                                   8,350,242                   6,299,011
Accumulated deficit                                         (7,421,312)                 (5,960,022)
                                                           -----------                 -----------

Total stockholders' equity                                     939,912                     342,315

Total liabilities and stockholders' equity                 $ 1,752,424                 $ 2,360,503
                                                           -----------                 -----------

                         See accompanying notes to Consolidated Financing Statements.


                                                                                               F-2


                                  Consolidated Statements of Operations
                                    For the Year Ending December 31,


                                                                      2003                      2002

Revenue                                                           $   577,574              $   285,687

Operating expenses                                                    980,412                1,153,272
Stock based compensation expense                                         --                       --
Net reorganization expense                                            897,182                4,517,579
Depreciation and amortization expense                                 150,965                  375,621
                                                                  -----------              -----------

Operating loss                                                     (1,450,985)              (5,760,785)
                                                                  -----------              -----------

Interest and other income (expense                                    (10,305)                   3,157

Income tax expense                                                          0                     --
                                                                  -----------              -----------

Net loss                                                          $(1,461,290)             $(5,757,628
                                                                  ===========              ===========


Basic and diluted net loss per common share                       $     (0.28)             $     (2.50)
                                                                  ===========              ===========

Weighted average shares outstanding - basic and diluted             5,250,310                2,300,625
                                                                  ===========              ===========


                    See accompanying notes to Consolidated Financial Statements


                                                                                                   F-3



                                                         eNucleus, Inc.
                                  Consolidated Statements of Changes in Stockholders' Equity


                                                                           Preferred Stock               Common Stock
                                                                       Shares          Amount        Shares          Amount
                                                                      ---------      ---------      ---------      ---------
Balance, December 31, 2001                                                 --             --             --             --
                                                                      ---------      ---------      ---------      ---------

Issuance of common stock through the exchange
of Old Common Stock (per plan)                                             --             --          174,993            175

Issuance of common stock through the exchange of creditor
claims (per plan)                                                          --             --          276,411            276

Contributed capital from the unexchanged stock and debt                    --             --             --             --

Issuance of common stock in conjunction with debt financings               --             --          554,240            554

Common stock issued upon conversion
 of debt                                                                   --             --        1,204,643          1,205

Common stock issued upon exercise
of options                                                                 --             --          700,000            700

Common stock issued for
service provided                                                           --             --          171,000            171

Issuance of common stock for
acquisitions                                                               --             --            5,000              5

Net Loss                                                                   --             --             --             --
                                                                      ---------      ---------      ---------      ---------

Balance, December 31, 2002                                                 --             --             --             --
                                                                      ---------      ---------      ---------      ---------

Issuance of common stock in conjunction
with debt financings                                                       --             --          168,751            169

Common stock issued for employment services                                --             --          342,500            343

Common stock issued for services provided                                  --             --          295,000            295

Preferred stock issued upon conversion of debt                        1,453,779          1,454           --             --

Net loss                                                                   --             --             --             --

Balance, December 31, 2003                                            1,453,779      $   1,454      9,527,938      $   9,528


                                                                                                                         F-4



                                                        eNucleus, Inc.
                                 Consolidated Statements of Changes in Stockholders' Equity
                                                         (Continued)


                                                                    New         Additional
                                                                  Equity          Paid In         Accumulated
                                                                 Issuable         Capital          Deficit          Total
                                                               ----------       -----------     -----------      -----------

    Balance, December 31, 2001                                 $ 3,671,934             --       $  (202,394)     $ 3,469,540
                                                               -----------      -----------     -----------      -----------

Issuance of common stock through the exchange
of Old Common Stock (per plan)                                    (874,963)         847,788            --               --

Issuance of common stock through the exchange of
creditor claims (per plan)                                      (1,382,057)       1,381,781            --               --

Contributed capital from the unexchanged stock and debt         (1,414,914)       1,414,914            --               --

Issuance of common stock in conjunction with debt
financings                                                            --              4,988            --              5,542

Common stock issued upon conversion of debt                           --          2,567,356            --          2,568,561

Common stock issued for employment services                           --              2,160            --              2,400

Common stock issued upon exercise of options                          --             31,300            --             32,000

Common stock issued for services provided                             --             14,229            --             14,400

Issuance of common stock for acquisitions                             --              7,495            --              7,500

Net loss                                                              --               --        (5,757,628)      (5,757,628)
                                                               -----------      -----------     -----------      -----------
Balance, December 31, 2002                                               0        6,299,011      (5,960,022)         342,315
                                                               -----------      -----------     -----------      -----------

Issuance of common stock in conjunction
with debt financings                                                  --             72,831            --             73,000

Common stock issued for employment services                           --             73,607            --             73,950

Common stock issued for services provided                             --            152,455            --            152,750

Common stock issued upon conversion of debt                           --            433,977            --            439,372

Preferred stock issued upon conversion of debt                        --               --        (1,461,290)      (1,461,290)

Balance, December 31, 2003                                     $      --          8,350,242      (7,421,312)     $   939,912

                                 See accompanying notes to Consolidated Financial Statements

                                                                                                                         F-5




                                         eNucleus, Inc.
                            Consolidated Statements of Cash Flows
                               For the Year Ending December 31,

                                                              2003                       2004
Cash flows for operating activities:
Net loss                                                  $(1,461,290)               $(5,757,628)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
   Non-cash reorganization expenses                           897,182                  4,517,579
   Depreciation and amortization                              150,965                    375,624
Changes in operating assets and liabilities
   Changes in accounts receivables                             37,993                     14,154
   Changes in other assets                                     93,587                   (113,374)
   Changes in payables and accrued expenses                    19,947                    368,041
Net cash in operating operations                             (261,616)                  (595,604)
Cash flows from investing activities:
Capital expenditures                                           (8,883)                      --
                                                          -----------                -----------

Net cash used in investing activities                          (8,883)                      --
                                                          -----------                -----------

Cash flows from financing activities:
Borrowings (repayments) on notes payable, net                 275,353                    567,728
Proceeds from sale of common stock                               --                       32,000
                                                          -----------                -----------

Net cash provided by financing activities                     275,353                    599,728
                                                          -----------                -----------

Increase in cash                                                4,854                      4,124
Cash, beginning of period                                       4,932                        808
                                                          -----------                -----------

Cash, end of period                                       $        78                $     4,932
                                                          ===========                ===========

Non-cash investing and financing activities:
Obligations converted to stock                              1,760,000                  1,205,000
                                                          -----------                -----------

Common stock issued for services                              153,000                     17,000
                                                          -----------                -----------

Stock issued to effect acquisitions                              --                        8,000
                                                          ===========                ===========


                                                                                             F-6

                                 eNucleus, Inc.
                   Notes to Consolidated Financial Statements
                           December 31, 2003 and 2002

(1) Description of the Business

    eNucleus, Inc. ("eNucleus" or the "Company") is a next generation software and managed hosting company. eNucleus' business strategy is to acquire companies that have proprietary software applications that fulfill core and niche business processes (i.e., Enterprise Resource Management ("ERP"), Customer Resource Management ("CRM"), Integrated IP Communications, Sales Automation, Tracking) in specific market verticals (i.e. Healthcare, Education, Distribution Services and Financial Services). We are particularly focused on products that enjoy strong customer loyalty and can be enabled for delivery over the Internet for a recurring monthly fee on either a managed hosting or pure ASP basis.

(2) Financial Results and Liquidity

    On November 6, 2003, eNucleus received its final decree from the United States Bankruptcy Court for the Northern District of Illinois, successfully concluding the Company's restructuring and emergence from bankruptcy. Although the Plan resulted in a substantial reduction in debt, further improvements in our liquidity position will be subject to the success of initiatives we are undertaking to increase sales and reduce operating expenses.

    As shown in our results of operations, we continue to incur losses from operations. During 2003, we incurred a net loss of $1.5 million, of which approximately $1.05 million, relates to non-cash charges for stock based compensation and expenses, bankruptcy related expenses and depreciation and amortization charges. During 2002, we incurred a net loss of $5.8 million for the year ending December 31, 2002, of which $4.5 million was related to our restructuring and closing of our data center.

    The Company's continued existence is dependent on its ability to achieve future profitable operations and its ability to obtain financial support. The satisfaction of the Company's cash requirements hereafter will depend in large part on its ability to successfully generate revenues from operations and raise capital to fund operations. There can, however, be no assurance that sufficient cash will be generated from operations or that unanticipated events requiring the expenditure of funds within its existing operations will not occur. Management is aggressively pursuing additional sources of funds, the form of which will vary depending upon prevailing market and other conditions and may include high--yield financing vehicles, short or long-term borrowings or the issuance of equity securities. There can be no assurances that management's efforts in these regards will be successful. Under any of these scenarios, management believes that the Company's common stock would likely be subject to substantial dilution to existing shareholders. The uncertainty related to these matters and the Company's bankruptcy status raise substantial doubt about its ability to continue as a going concern. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

    Management believes that, despite the financial hurdles and funding uncertainties going forward, it has under development a business plan that, if successfully funded and executed, can significantly improve operating results. The support of the Company's creditors, vendors, customers, lenders, stockholders and employees will continue to be key to the Company's future success.

(3) Goodwill and Fresh-Start Reporting

    As a result of the confirmation of the Company's Plan of Reorganization on November 6, 2001, we adopted fresh-start reporting as required by Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90--7"). Under fresh-start reporting, the Company's assets and liabilities were adjusted to fair values and a reorganization value for the entity was determined by the Company based upon the estimated fair value of the enterprise before considering values allocated to debt to be settled in the reorganization. The portion of the reorganization value which could not be attributed to specific tangible or identified intangible assets for the Reorganized Company is referred to as reorganization value in excess of amounts allocable to identifiable assets and is reported as "Goodwill" in the financial statements. Fresh-start reporting resulted in the creation of a new reporting entity for accounting purposes (the "Company" or the "Reorganized Company") with no accumulated deficit as of November 1, 2001. As a result of adopting SFAS No. 142, the goodwill recognized in fresh-start reporting will not be amortized, but will be reviewed annually for impairment. The Company determined that the goodwill is not impaired as of December 31, 2003, however future impairment of the recorded goodwill may result if actual results of operations or changes in economic or industry conditions differ significantly from assumptions used to derive the reorganization value.

(4) Reorganization Charges

    During 2003 and as a result of the emergence from bankruptcy, the Company incurred significant reorganization and restructuring expenses, including additional expenses incurred in settling outstanding liabilities of $280,000, professional fees of $290,000 and a write--off of fixed assets of $330,000 due to the devaluation and disposal of equipment.

    In December 2002, the Company decided to close its data center facility in Atlanta and more fully capitalize on its strategic relationship with its collocation facility partner. As a result of this decision, the Company recorded a charge of $900,000 related to the buyout of our lease, write--off of $1.1 million of fixed assets associated with the build-out of the data center and a $2.5 million charge for the impairment of intangible assets

(5) Summary of the Company's Significant Accounting Policies

    The accompanying consolidated financial statements include eNucleus, Inc. and its wholly owned subsidiaries Financial ASPX, Inc. and Alliance Net, Inc. eNucleus Pro, Inc., which was a wholly owned subsidiary of eNucleus, Inc., was sold along with its liabilities within a settlement agreement with a creditor in 2003 for an insignificant amount. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

    The Company recognizes revenue upon providing of service or delivery to client. Billings made or payments received in advance of providing services are deferred until the period these services are provided. Certain of the Company's contracts, include up-front charges for installation or other set up services. The Company defers such revenue and recognizes revenue ratably over the contract terms. Certain contracts with customers may contain service level commitments, which may required the Company to provide credits if required service level commitments are not met. These amounts, if any, are accounted for in cost of sales. To date, credits issued under these arrangements have been immaterial.

    Revenue from multi-year software licensing arrangements are accounted for as subscriptions, with billings recorded as unearned revenue and recognized as revenue ratably over the billing coverage period. Revenue for retail packaged products, products licensed to original equipment manufacturers (OEMs), and select sales of certain source code of a software product is generally recognized as products are shipped, with a portion of the revenue recorded as unearned due to undelivered elements including, in some cases, free post-delivery telephone support or the right to receive unspecified upgrades/enhancements on a when-and-if-available basis for a period of time. The amount of revenue allocated to undelivered elements is based on the sales price of those elements when sold separately. The total fair value of the undelivered elements is recorded as unearned, and the difference between the total arrangement fee and the amount recorded as unearned for the undelivered elements is recognized as revenue related to delivered elements. Unearned revenue due to undelivered elements is recognized ratably over the service period specified or estimated product life.

Financial Instruments and Concentration of Credit Risk

    The carrying value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, bank borrowings and debt approximates their fair market value. The Company's customer base is composed of businesses throughout the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential losses.

Property and Equipment

    Property and equipment are stated at cost and depreciated on a straight-line basis over their respective estimated useful lives, which are generally three to seven years. In accordance with the fresh-start reporting, the value of the fixed assets was adjusted to fair market value. Equipment utilized for specific client applications are depreciated over the life of that customers contract. Leasehold improvements are amortized over the shorter of the lease period or their estimated useful life using the straight-line method. Maintenance and repairs are charged to expense as incurred, improvements are capitalized.

Income Taxes

    The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be recovered.

Stock--Based Compensation

    The Company uses the intrinsic value-based method to account for its employee stock-based compensation grants and provides pro forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense. Expense associated with stock-based compensation is being amortized over the vesting period of the individual options. Charges for non-employee, stock-based compensation are measured using fair value-based methods.

Goodwill and Other Intangible Assets

    In July 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2002. SFAS 141 also specifies criteria that intangible assets must meet in order to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives will no longer be amortized to expense, but instead will be tested for impairment at least annually. Intangible assets with definite useful lives will be amortized to expense. In accordance with SOP 90-7 and the application of fresh-start reporting, the Company adopted SFAS No. 141 and SFAS No. 142. The adoption of SPAS No. 141 had no impact on our consolidated financial statements. The adoption of SPAS No. 142 results in the classification of the reorganization intangible recognized in fresh--start reporting as goodwill with an indefinite life. As a result, the goodwill will not be amortized, but will be reviewed annually for impairment.

    The Company evaluates its long--lived assets, including goodwill, for impairment whenever events or change in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    In December 2002, the Company decided to close its data center facility in Atlanta and more fully capitalize on its strategic relationship with its collocation facility partner. As a result of this decision, the Company recorded a charge for an impairment of goodwill of approximately $2.5 million and a write--off of fixed assets of approximately $1.1 million. During 2003, the Company recorded an impairment related to the goodwill associated with the Company's most recent acquisitions, including Strategic Business Group and costs incurred related to NIT Consulting, eliminating $170,000 representing the remaining goodwill associated with these transactions and also recorded a write--off of fixed assets of approximately $330,000 due to the devaluation and disposal of equipment.

Net Loss Per Share

    The Company computes net income per share in accordance with SPAS No. 128, "Earnings Per Share." Under the provisions of SPAS No. 128, basic net income per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. The following table discloses the components of earnings per share as required by SPAS No. 128:

    For purposes of computing net loss per share during 2002 until such time the shares were issued, the Company used the estimated number of shares to be issued under the Plan of Reorganization, including those to be issued to certain holders of unsecured creditor claims, those to the shareholder of the Predecessor Company reflecting a 1 for 6 reverse split and other shares issuable under terms of the Plan of Reorganization.

    Diluted net loss per share does not include the effect of the following common equivalent shares as the effect of their inclusion is antidilutive during each period:

                                                Year Ended December 31,
                                                 2003            2002
                                              ----------        -------

                                                 100,000        100,000
Shares issuable pursuant to
warrants to purchase common stock

Shares issuable pursuant to the
 convertible preferred stock                   8,552,229           --

Shares issuable pursuant to
warrants to purchase convertible
preferred stock                                2,500,000           --


(6)Business Combinations

    During 2002, the company completed one acquisition, Strategic Business Group ("SBG") a company specializing in a proprietary methodology for critical process mapping, which allows customers to map current business processes as well as the transitional processes that will be required to implement software solutions acquired from eNucleus. Additionally, SEC has extensive experience in software selection, implementation and process improvement consulting. Consideration paid was through the assumption of certain net liabilities of approximately $100,000 and a stock earn-out over the subsequent twenty--four month period equal to 50% of the net earnings of the acquired asset operations. In the fourth quarter of 2003, this agreement was terminated and the stock due under the earn out provision was included within an overall settlement made with the original principal shareholder of SEC.

    In May 2003 the Company announced that we had signed an agreement for the acquisition of certain assets and operations of Millennium Information and Technology Consultants, LTD. ("NIT"). Upon final due diligence and review, it was decided that the acquisition would not be concluded but rather a strategic relationship would be entered into, thereby giving eNucleus access into the MIT'S resources and client relationships and giving MIT access to resell eNucleus' product offerings and services. At the time of this filing the strategic relationship had not been concluded. net of the allowances for doubtful accounts of $36,000 and $32,000 for 2003 and 2002, respectively.

Property and Equipment

Property and equipment consist

(7) Financial Statement Components

     Accounts Receivable

    Accounts receivables are showned of furniture, fixtures, and computer equipment and are net of accumulated depreciation of $8,000 and $172,000 as of December 31, 2003 and 2002, respectively. Associated with the write off and disposal of certain equipment related to the reorganization, the Company incurred a loss of approximately $330,000.

Accrued Expenses

    Accrued expenses consisted of the following:

                                                            December 31,
                                                     2003                  2002
Accrued interest                                                        $ 15,395
Accrued payroll and commissions                                          143,656
Tax liabilities                                                          208,934
Professional fees                                                         53,500
Other                                                                     30,676
                                                                        $452,161

(8) Bank Borrowings and Debt

    As of December 31, 2003 the Company's total long-term debt outstanding was as follows:

       Reorganized Company--
             Bank Note Payable                                  90,681
             Tax Claim Notes Payable                           219,474
             Other Notes Payable                               191,952
                                                               502,107
       Less current maturities                                (156,861)
                                                              $345,246


    As part of the Plan of Reorganization, the Company entered into a borrowing facility with Sunami. In accordance with the Plan of Reorganization, Sunami (or others who shall provided post-petition financing) shall receive on account of the borrowings, five shares of New Common Stock for every ten dollars loaned and a Senior Secured Note for the amount of the borrowings. As of December 31, 2003, eNucleus had received approximately $1 million of value under this facility the proceeds of which have been used to satisfy certain petitions resulting from the bankruptcy and post--petition operating requirements. During 2002, Sunami agreed to convert approximately $700,000 of Senior Secured Note into equity and the remaining was converted into equity during 2003.

    Pursuant to the Sunami financing agreement, in December, 2001, the Company also entered into a three-year $545,000 secured demand loan agreement with Capital Equity Group. The note agreement is secured by certain of our assets, guaranteed by John Paulsen, our CEO and bears interest at the rate of 16%. During the second quarter of 2002 Capital Equity Group notified the Company that they would not be able to satisfy the lending requirements of the facility (the Company received approximately $212,000 under this facility). As part of the emergence from bankruptcy in November 2003, the Company reached agreement with the holders of such notes to convert into equity.

    As part of our Plan of Reorganization , the Bank Note Payable of $500,000 plus accrued interest and attorney's fees was restructured into a three year secured note in the amount of the total allowed claim less $225,000 which is payable by the Company as soon as reasonably practicable. During 2002, the Company has paid $50,000 toward the $225,000 payment due. The note is secured by a first priority lien on all of the Company's Litigation Claims and a second priority lien on all other assets of the Company. As part of the emergence from bankruptcy in November 2003, the Company and certain unrelated third parties reached agreement with the Bank, whereby the third parties assumed ownership of the Bank of America note. Associated with this transaction, the Company issued shares of common stock to the third party in acceptance of the conversion of certain amounts due. The remaining balance represents unconverted amounts still due.

    Holders of allowed tax claims, including the Internal Revenue Service and certain state revenue agencies, received in full satisfaction, settlement of and in exchange for its tax claim, a six year 6.5% promissory note in an amount equal to the principal amount of its tax claims, payments of principal and interest due monthly. The Company is currently restructuring its payment plan associated with the terms of the agreements.

    Other notes payable include a 3-year note payable to a previous landlord of the Company in the amount of its total allowed claim of approximately $142,000. Monthly payments of $1,000 are due with the first payment in each year due of $10,000. The final payment will include the remaining outstanding principal plus accrued interest. No payments have been made against this note. Also included in other notes payable is a note payable to a unsecured claimant prior to the Company's filing of bankruptcy, who in accordance with the Plan of Reorganization, elected to take a Junior Secured Note on the portion of the unsecured claim. Such note accrues interest at 12% per annum with principal and interest due in twenty-four months from the date of issuance. No payments have been made against this note.

(9) Stockholders' Equity

    Pursuant to the Plan of Reorganization, the Company filed an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State. The Company's Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share. The first series of preferred stock has been defined as the Series A Convertible Preferred Stock. Such series is convertible into common stock at a conversion rate of 5 shares of common stock for each share of Series A Preferred Stock. The Series A also contains a mandatory conversion feature upon a future reverse stock split or an increase in the number of authorized shares of Common Stock.

    In accordance with the Plan of Reorganization, all outstanding shares of old common stock (ENCS) and warrants and options to purchase old common stock were cancelled. As part of the distribution of the New Common Stock under the Plan of Reorganization, shareholders were to tender their Old Common Stock to the Reorganized Company designated Stock Transfer Agent no later than October 15, 2002, in accordance with written instructions provided to such holders, and in exchange would receive one share of new common stock for every six shares of old common stock previously owned. Any shareholder who did not submit its certificates for exchange prior to October 15, 2002 had its claim or interest and its distribution pursuant to the Plan of Reorganization on account of such Old Common Stock discharged and shall be forever barred from asserting any such claim or interest against the Reorganized Company or their respective property. Approximately 180,000 shares of new common stock were issued under this exchange. Additionally, approximately 280,000 shares were issued in exchange for holders of certain allowed claims under the Plan of Reorganization. Such holders of allowed claims received 1 share of common stock for every $30.00 of debt claim approved. Any creditor who did not submit its appropriate paperwork for the stock exchange prior to December 23, 2002 had its claim or interest and its distribution pursuant to the Plan of Reorganization on account of such claim discharged and shall be forever barred from asserting any such claim or interest against the Reorganized Company or their respective property.

    As part of the Plan of Reorganization, the Company entered into a borrowing facility with Sunami. In accordance with the Plan of Reorganization, Sunami (or others who shall provided post--petition financing) shall receive on account of the borrowings, five shares of New Common Stock for every ten dollars loaned and a Senior Secured Note for the amount of the borrowings. As of December 31, 2003, eNucleus has received approximately $1 million of value under this facility the proceeds of which have been used to satisfy certain petitions resulting from the bankruptcy and post-petition operating requirements. During 2002, Sunami agreed to convert approximately $700,000 of Senior Secured Note into equity and the remaining was converted into equity during 2003.

    Pursuant to the Sunami financing agreement, in December, 2001, the Company also entered into a three-year $545,000 secured demand loan agreement with Capital Equity Grot~p. The note agreement would have been secured by certain of our assets, guaranteed by John Paulsen, our CEO and bears interest at the rate of 16%. During the second quarter of 2002 Capital Equity Group notified the Company that they would not be able to satisfy the lending requirements of the facility (the Company received approximately $212,000 under this facility). As part of the emergence from bankruptcy in November 2003, the Company reached agreement with the holders of such notes to convert into equity.

    During 2003, the Company has issued approximately 100,000 shares of common stock subject to an investment banking and acquisition support consulting agreement, 170,000 shares pursuant to a financing arrangements, 200,000 shares for investor relations and marketing support, 750,000 shares pursuant to debt conversion agreements and 340,000 shares to certain employees pursuant to their employment agreements and/or in lieu of cash compensation during the period. As part of the Company's emergence from bankruptcy in November 2003, the Company reached agreement with certain note holders and creditors for the agreement to convert approximately $2 million of outstanding and contingent obligations into
4.7 million shares of common stock and 1.45 million shares of Series A Convertible Preferred Stock, which have a conversion rate of 5 shares of common stock for each share of Series A Preferred Stock.

    At various times during 2002, certain holders of debts outstanding agreed to convert amounts outstanding into new common stock. A total of $2.6 million of obligations agreed to conversion, including $900,000 of future lease obligations under the termination of the data center lease, $700,000 of financing provided through Sunami and $1 million of post-petition administrative claims. Approximately 1.2 million shares were issued in conjunction with these conversions. Associated with the post-petition administrative claims conversions are certain clauses that could result in additional shares being issued to the creditors or shares being returned to the Company, based upon certain future stock prices and/or the eventual liquidation prices achieved by the shareholders in relation to their cost basis. On December 2, 2002 the Company issued 5,000 shares of common stock in connection with its acquisition of Strategic Business Group, Inc. ("SBG"). Additionally, the principal shareholder of SEC will be entitled to a stock earn out over the subsequent twenty-four month period equal to 50% of the net earnings of the acquired asset operations. In the fourth quarter of 2003, this agreement was terminated and the stock due under the earn out provision was included within an overall settlement made with the original principal shareholder of SBC.

    Subsequent to year end, the Company has issued approximately 500,000 shares of common stock, including 440,000 shares pursuant to a financing arrangement, 55,000 shares subject to a settlement and conversion of certain liabilities outstanding

    Subsequent to year-end, the Board of Directors authorized and shareholders approved a one for ten reverse stock split of all issued and outstanding common stock, effective February 18, 2004. The par value of the common stock was maintained at the pre-split amount of $.00i per share and the authorized capital was maintained at 100,000,000 shares of common stock, and the par value of the preferred stock was maintained at the pre-split amount of $0.OOl per share, and the authorized capital was maintained at 20,000,000 shares of preferred stock. All references to common shares and per share amounts in these consolidated financial statements and notes to consolidated financial statements have been restated to reflect this reverse stock split on a retroactive basis, exclusive of fractional shares.

Subsequent to year end, the Company privately sold 277,778 shares of Series

    B Preferred stock along witha warrant to purchase 250,000 shares of Series B preferred stock at the face value of $1.00 per share for the consideration of $250,000 in funding.

    Subsequent to year end and subject to certain contingencies, Congruent Ventures has agreed to transfer up to 394,777 of their eNucleus preferred stock holdings and 206,000 warrants to John Paulsen in consideration of among other things Mr. Paulsen agreeing to serve as Chairman & CEO for a period of no less than 12 months.

    Subsequent to year end and beginning May 1, 2004, Congruent Ventures' CEO, Dhru Desai, agreed to join eNucleus' management team as President and serve as a member of the Company's Board of Directors.

(10) Stock Options and Warrants

    In March, 2002, upon the expiration of the employment agreements of Mr. Paulsen and Mr. Voss, the Company granted options to purchase up to 250,000 shares of common stock, respectively, at a price equal to the market price on date of grant. Such options were granted for the consideration and incentive to continue employment and at a substantially reduced salary through the remainder of 2002 and until such time the Company provides positive cash flow operating earnings.

    In accordance with the Plan of Reorganization, the Company agreed to issue warrants to purchase 100,000 shares of common stock to certain unsecured creditors pro rata in accordance with the amount of their allowed claims. The Warrants give the holders thereof the right to purchase, at any time for a period of seven years from the date of issuance (i.e., the effective date of the Plan), one share of the New Common Stock at a price of $2.00 per share. The Warrants also contain a "Cashless Exercise" provision which provide that in the event the stock has traded at an average price in excess of $20.00 per share for at least 30 days preceding an exercise of any warrants, the holders thereof may elect to exercise the Warrants in whole or in part and instruct the Company to withhold from the securities issuable upon exercise, a number of securities, valued at the current fair market value on the date of exercise, as the payment of the exercise price. The Company has not yet issued these warrants.

    In conjunction with certain issuances of the Series A Preferred Stock, the Company issued a warrant to purchase 500,000 shares of Series A Convertible Preferred Stock at a purchase price of $1.00 per share.

Fair Value Disclosures

    The Company uses the intrinsic value method in accounting for its employee stock-based compensation plans. Had compensation cost been determined in accordance with SFAS No. 123 for all of the Company's employee stock--based compensation plans, net loss and net loss per share would have been changed to the amounts indicated below (in thousands, except per share data)

                                                      Year Ended      Year Ended
                                                        Dec. 31         Dec. 31
                                                         2003            2002

Net loss
As reported                                           $  (1,461)      $  (5,758)
Pro forma                                                (1,461)         (5,758)
Basic and diluted net loss per share:
As reported                                           $   (0.28)      $   (2.50)
Pro forma                                                 (0.28)          (2.50)

The fair value of each stock option and warrant is estimated on the date of grant using the Black-Scholes option pricing model with no expected dividends, expected lives of the contractual term (generally 10 years), risk--free interest rates of 4.2--6.5% and volatility of 260%.

    A summary of the Company's option activity for the years ended December 31, 2003 and 2002 are as follows:

                                                               2003
                                                      Shares            Shares
Outstanding at beginning of year                         0               $0.00
Granted                                                  0                0.00
Forfeited/Cancelled                                      0                0.00
Exercised                                                0                0.00
Outstanding at the end of the year                       0                0.00
Exercisable at the end of the year

    The weighted average fair value of options granted during the years ended December 31, 2003 and 2002 was $0.01.

    As of December 31, 2003, there were no outstanding options that were issue. In conjunction with the Plan of Reorganization, the Company is to issue options to purchase up to 100,000 share of common stock at a purchase price of $2.00. However, the Company has not yet issued these options and therefore are not included in the table above.

    There were not warrants issued to purchase common stock during 2002 or 2003. A summary of the Company's warrant activity for preferred stock for the years ended December 31, 2003 and 2002 are as follows:

                                                      2003
                                                  Weighted Average
                                               Shares Exercise Price
Outstanding at beginning of year                          0            $0.00
Granted                                             500,000             1.00
Forfeited                                                 0                0
Exercised                                                 0                0
Outstanding at the end of the year                  500,000             1.00
Exercisable at the end of the year                  500,000            $1.00


The weighted average fair value of warrants granted during the years ended December 31, 2003 was $1.00.

(11) Commitments and Contingencies

Leases

    The Company's rent expense was $117,000, $153,000 for the year ended December 31, 2003 and 2002, respectively. The Company currently leases office space on a month to month basis, with a total monthly cost of approximately $3, 000.

Contingencies

    The Company is engaged in certain legal actions arising in the ordinary course of business. The Company believes that it has adequate legal defenses and that the ultimate outcome of these actions will not have a material effect on




                                    INTERIM FINANCIAL INFORMATION
                                           eNUCLEUS, INC.
                                CONDENSED CONSOLIDATED BALANCE SHEETS

                                                            June 30, 2004            December 31,
                                                                                         2003
ASSETS:                                                     (unaudited)

Current Assets
Cash                                                         $    12,209              $        78
Accounts receivable                                            1,000,118                   16,900
Other current assets                                             123,169                   41,038
                                                             -----------              -----------

Total current assets                                           1,135,496                   58,016
                                                             -----------              -----------

Property and equipment, net                                      823,543                   19,786
Goodwill and other intangibles, net                            1,674,622                1,674,622
Other assets                                                     200,000                     --

Total assets                                                 $ 3,833,661              $ 1,752,424
                                                             -----------              -----------

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
Notes payable                                                $   156,861              $   156,861
Accounts payable                                                 185,201                   42,792
Accrued expenses                                                 544,964                  267,613
                                                             -----------              -----------

Total current liabilities                                    $   887,026              $   467,266
                                                             -----------              -----------

Long term liabilities                                            345,246                  345,246
                                                             -----------              -----------

Total current liabilities                                    $ 1,232,272              $   812,512
                                                             -----------              -----------

Preferred stock $0.001 par value,
10,000,000 shares authorized,
   Series A - 1,453,779 shares issued and outstanding               --                      1,454
   Series B - 137,778 shares issued and outstanding                  138                     --
Common stock, $0.001 par value,
100,000,000 shares authorized,
22, 149,568 and 9,527,938 shares issued
and outstanding, respectively                                     22,150                    9,528
Additional paid-in capital                                     9,402,932                8,350,242
Accumulated deficit                                           (6,823,831)              (7,421,312)
                                                             -----------              -----------

Total current equity                                         $ 2,601,389              $   939,912
                                                             -----------              -----------


Total current equity                                         $ 3,833,661              $ 1,752,424
                                                             ===========              ===========

                See accompanying notes to condensed unaudited financial statements.

                                                                                             F-17




                                                      eNucleus, Inc.
                                   Condensed Consolidated Statements Of Operations
                                                       (Unaudited)


                                            Three Months,        Three Months,       Six Months          Six Months
                                            Ending June          Ending June         Ending June        Ending June
                                              30, 2004             30, 2003           30, 2004            30, 2003

Revenue                                     $    825,469        $    226,553        $  1,453,826        $    438,367
                                            ------------        ------------        ------------        ------------

Operating Expenses                               418,083             318,228             682,139             624,748
Stock based compensation expense                    --                94,000             140,192             242,000
Net reorganization expense                          --                15,265                --                22,730
Depreciation and amortization expense             32,893              37,487              33,995              74,973
                                            ------------        ------------        ------------        ------------

Operating Income (Loss)                          374,493            (238,427)            597,500            (526,084)

Interest & Other Income (expense)                    (59)             (7,066)                (19)            (15,356)

Income tax expense                                  --                  --                  --                  --
                                            ------------        ------------        ------------        ------------

Net Income (loss)                           $    374,434        $   (245,493)       $    597,481        $   (541,440)
                                            ============        ============        ============        ============

Basic diluted net loss common share         $       0.02        $      (0.01)       $       0.04        $      (0.01)
                                            ============        ============        ============        ============

Weighted average shares outstanding
  - basic and diluted                         17,328,610           4,428,859          13,630,774           4,013,554
                                            ============        ============        ============        ============


See accompanying notes to condensed unaudited financial statements.


                                                                                                                F-18




                                           eNUCLEUS, INC.
                            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             (UNAUDITED)


                                                                                  Six Months Ending
                                                                                      June 30,
                                                                         -----------------------------------
                                                                            2004                    2003
                                                                         -----------            ------------

Cash flow from operating activities                                      $   597,481            $  (541,440)

Net loss
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities
   Depreciation and amortization expense                                      33,995                 74,973
   Compensation expense related to issuance of equity securities             140,192                242,000
   Changes in operating assets and liabilities                            (1,248,491)               139,225
                                                                         -----------            -----------

Net cash used in operating activities                                       (476,823)               (85,242)

Cash flow from investing activities
  Capital expenditures                                                        (6,416)               (21,271)
                                                                         -----------            -----------

Net cash used in investing activities                                         (6,416)               (21,271)
                                                                         -----------            -----------

Cash flow from financing activities
   Proceed from notes payable, net                                              --                  108,894
   Proceeds from sale of preferred stock                                     325,000                   --
   Proceeds from sale of common stock                                        170,370                   --
                                                                         -----------            -----------

Net cash provided by financing activities                                    495,370                108,894
                                                                         -----------            -----------

Increase (decrease) in cash                                                   12,131                  2,381
Cash, beginning of period                                                         78                  4,932
                                                                         -----------            -----------

Cash, end of period                                                      $    12,209            $     7,313
                                                                         ===========            ===========

No cash investing and financing activities:
   Stock issued to affect acquisition                                    $   292,500
   Fair value of tangible assets acquired                                    144,760
   Fair value of liabilities assumed                                         122,347
                                                                         ===========

                                                                                                       F-20

        NOTES TO CONDENSED CONSOLIDATED (UNAUDITED) FINANCIAL STATEMENTS
                                  June 30, 2004

NOTE 1. GENERAL

    eNucleus, Inc. ("eNucleus" or the "Company") is a next generation software and managed hosting company. eNucleus' business strategy is to acquire companies that have proprietary software applications that fulfill core and niche business processes in four specific market verticals (i.e. Healthcare, Education, Distribution Services and Financial Services). We are particularly focused on products that enjoy strong customer loyalty and can be enabled for delivery over the Internet for a recurring monthly fee on either a managed hosting or pure ASP basis. On January 21, 2004 eNucleus, Inc. through one of its subsidiaries financial ASPx,Inc. (collectively the "Company") purchased substantially all the assets of PrimeWire, Inc. ("PrimeWire"). The Acquisition was effected pursuant to an Asset Purchase Agreement between the Company, PrimeWire and the holders of the capital stock of PrimeWire (the "Shareholders") dated January 21, 2004 (the "Purchase Agreement"). Subject to the terms and conditions of the Purchase Agreement, PrimeWire received $50,000 upon closing and a three year earn out provision that provides for (1) quarterly cash payments of 10% of the net revenues generated by the PrimeWire assets and (ii) quarterly stock payments of 15% of the net revenues generated by the PrimeWire assets (shares to be determined based upon the average closing price of the 20 day period prior to the end of each quarter). Additionally, PrimeWire has the ability to earn an additional 7% of Net Revenues generated by Large License Deals (license agreements in excess of $200,000 in the first 12 months of the contract) during the first year.

    On May 28, 2004 eNucleus, Inc. through one of its subsidiaries Supply Chain ASPx, Inc. (collectively the "Company") purchased substantially all the assets of Tak Group, Inc. ("Tak Group"). The Acquisition was effected pursuant to an Asset Purchase Agreement between the Company, Tak Group and the holders of the capital stock of Tak Group (the "Shareholders") dated May 28, 2004 (the "Purchase Agreement"). Subject to the terms and conditions of the Purchase Agreement, Tak Group received 650,000 shares of eNucleus common stock. Additionally, Tak Group has the ability to earn an additional 150,000 shares if they meet certain milestones within 12 months of the close of the transaction.

NOTE 2. BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements include eNucleus, Inc. and its wholly owned subsidiaries Financial ASPx, Inc., Alliance Net, Inc. and Supply Chain ASPx. The statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information, the instructions to Form 10--QSB and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain amounts have been reclassified from the previously reported financial statements in order to conform to the financial statement presentation of the current period. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included.

    Operating results for the three months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2004. These financial statements should be read in conjunction with our audited consolidated financial statements and footnotes for the year ended December 31, 2003 that are included in our annual report on Form 10-SB.

NOTE 3. FINANCIAL RESULTS AND LIQUIDITY

    On November 6, 2003, eNucleus received its final decree from the United States Bankruptcy Court for the, Northern District of Illinois, successfully concluding the Company's restructuring and emergence from bankruptcy. Although the Plan resulted in a substantial reduction in debt, further improvements in our liquidity position will be subject to the success of initiatives we are undertaking to increase sales and reduce operating expenses.

         As shown in our results of operations, we reached profitable operations during 2004 as a result of our two most recent acquisitions and have raised $170,370 in common equity and $325,000 in preferred equity. However, the Company's continued existence is dependent on its ability to maintain future profitable operations and its ability to obtain additional financial support. The satisfaction of the Company's cash requirements hereafter will depend in large part on its ability to successfully generate revenues from operations and raise additional capital to fund operations. There can, however, be no assurance that sufficient cash will be generated from operations or that unanticipated events requiring the expenditure of funds within its existing operations will not occur. Management is aggressively pursuing additional sources of funds, the form of which will vary depending upon prevailing market and other conditions and may include high-yield financing vehicles, short or long-term borrowings or the issuance of equity securities. There can be no assurances that management's efforts in these regards will be successful.

NOTE 4. ACCOUNTS RECEIVABLE AND OTHER LONG TERM ASSETS

    During the second quarter of 2004, we completed a software licensing agreement for the use of the PrimeWire benefits administration application platform with Genesis Travel, Inc. Under the terms of the agreement, eNucleus will receive an upfront fee of $450,000 and a monthly per user fee of $3.25. The upfront payment under the license agreement was recorded as revenue in this quarter. Any royalty payments received will be recorded as revenue when earned.

    During the second quarter of 2004, we also completed a software licensing agreement for the use of the Tak Group eOil application platform with Consolidated Golf Resources, Ltd. Under the terms of the agreement, eNucleus will receive an upfront fee of $125,000 plus customization cost as well as a variable monthly per user fee. The fixed payment under the license agreement was recorded in this second quarter. Any royalty payments received will be recorded as revenue when earned.

    The other long term asset of $200,000 is representative of amounts which are due more then 12 months beyond the current reporting period.

NOTE 5. FINANCING ARRANGEMENTS

    As of June 30, 2004 the Company's total long-term debt outstanding was as follows:


                  Tax Claim Notes Payable                        219,474
                  Other Notes Payable                            282,633

                                                                 502,107
         Less current maturities                                (156,861)
                                                               $ 345,246

    Holders of allowed tax claims, including the Internal Revenue Service and certain state revenue agencies, received in full satisfaction, settlement of and in exchange for its tax claim, a six year 6.5% promissory note in an amount equal to the principal amount of its tax claims, payments of principal and interest due monthly. The Company is currently restructuring its payment plan associated with the terms of the agreements.

    Other notes payable include a 3-year note payable to a previous landlord of the Company in the amount of its total allowed claim of approximately $142,000. Monthly payments of $1,000 are due with the first payment in each year due of $10,000. The final payment will include the remaining outstanding principal plus accrued interest. Payments bringing this note current have been made subsequent to quarter end. Also included in other notes payable is a note agreement the Company and certain unrelated third parties reached, whereby $90,681 would be loaned to eNucleus for the consummation of its restructuring. This note is currently being negotiated to equity under current market values. Also included in other notes payable is a note payable to a unsecured claimant prior to the Company's filing of bankruptcy, who in accordance with the Plan of Reorganization, elected to take a Junior Secured Note on the portion of the unsecured claim. Such note accrues interest at 12% per annum with principal and interest due in twenty-four months from the date of issuance. No payments have been made against this note.

NOTE 6. STOCKHOLDERS' EQUITY

    The Company's Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock, par value $.00l per share.

    At the beginning of the quarter the company had 17,271,833 common shares outstanding and 417,778 preferred shares outstanding.

    During the second quarter 2004, 357,602 shares of Series A preferred stock was converted into 1,805,509 shares of common stock pursuant to a mandatory conversion feature. During the second quarter 2004, 363,334 shares of Series B preferred stock was converted into 1,311,113 shares of common stock pursuant to a mandatory conversion feature.

    During the second quarter 2004, the Company privately sold 83,334 shares of Series B preferred stock at a price of $0.90 per share along with a warrant to purchase 277,778 shares of common stock at an exercise price of $0.30 per share.

    During the second quarter 2004, the Company received $111,111 as consideration for the exercise of warrants to acquire 1,111,113 shares of eNucleus common stock.

    On May 28, 2004 eNucleus, Inc. through one of its subsidiaries Supply Chain ASPx, Inc. (collectively the "Company") purchased substantially all the assets of Tak Group, Inc. ("Tak Group"). The Acquisition was effected pursuant to an Asset Purchase Agreement between the Company, Tak Group and the holders of the capital stock of Tak Group (the "Shareholders") dated May 28, 2004 (the "Purchase Agreement"). Subject to the terms and conditions of the Purchase Agreement, Tak Group received 650,000 shares of eNucleus common stock. Additionally, Tak Group has the ability to earn an additional 150,000 shares if they meet certain milestones within 12 months of the close of the transaction.

    As of June 30, 2004 the Company has approximately 22,149,568 common shares and 137,778 Series B preferred shares issued and outstanding. Additionally, the company has 500,000 Series A preferred warrants exercisable at $1.00 per share.

NOTE 7. ACQUISITIONS

    On January 21, 2004 eNucleus, Inc. through one of its subsidiaries Financial ASPx,Inc. (collectively the "Company") purchased substantially all the assets of PrimeWire, Inc. ("PrimeWire"). The Acquisition was effected pursuant to an Asset Purchase Agreement between the Company, PrimeWire and the holders of the capital stock of PrimeWire (the "Shareholders") dated January 21, 2004 (the "Purchase Agreement"). Subject to the terms and conditions of the Purchase Agreement, PrimeWire received $50,000 upon closing and a three year earn out provision that provides for (i) quarterly cash payments of 10% of the net revenues generated by the PrimeWire assets and (ii) quarterly stock payments of 15% of the net revenues generated by the PrimeWire assets (shares to be determined based upon the average closing price of the 20 day period prior to the end of each quarter). Additionally, PrimeWire has the ability to earn an additional 7% of Net Revenues generated by Large License Deals (license agreements in excess of $200,000 in the first 12 months of the contract) during the first year.

    On May 28, 2004 eNucleus, Inc. through one of its subsidiaries Supply Chain ASPx, Inc. (collectively the "Company") purchased substantially all the assets of Tak Group, Inc. ("Tak Group"). The Acquisition was effected pursuant to an Asset Purchase Agreement between the Company, Tak Group and the holders of the capital stock of Tak Group (the "Shareholders") dated May 28, 2004 (the "Purchase Agreement"). Subject to the terms and conditions of the Purchase Agreement, Tak Group received 650,000 shares of eNucleus common stock. Additionally, Tak Group has the ability to earn an additional 150,000 shares if they meet certain milestones within 12 months of the close of the transaction.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

               ITEM 24: INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, the indemnitee must not have had reasonable cause to believe his conduct was unlawful.

    Section 145(b) of the General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation against expenses (including attorneys fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation; provided, however, that if the person is found to be liable to the corporation, no indemnification shall be made except to the extent that the court determines that indemnification is fair and reasonable under the circumstances.

    Section 145(g) of the General Corporation Law provides, in general, that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him or incurred by him in any capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the law.

    Section 102(b)(7) of the General Corporation Law provides, in general, that a corporation may eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director other than (i) any breach of such director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law (dealing with the payment of unlawful dividends, stock purchases or redemptions), or (iv) any transaction in which the director derived an improper personal benefit. ITEM 25: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.

              The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by us, are as follows:

             Registration Fee                    $    553.24
             Legal Fees and Expenses               35,000.00
             Accounting Fees and Expenses           3,000.00
             Miscellaneous                          3,000.00
                                                 -----------
             Total                               $ 41,553.24

                                   PartII - 1

                ITEM 26: RECENT SALES OF UNREGISTERED SECURITIES.

    Enucleus, Inc. sold 2,500,000 shares of common stock and warrants to purchase 3,5000,000 shares of common stock to Barron Partners LP in a private placement in the third quarter of 2004. This issuance was made in reliance upon the exemption provided by Section 4(2) of the Securities Act.

    Enucleus, Inc. issued 650,000 shares of common stock to TakGroup Inc. in connection with the purchase of substantially all the assets of TakGroup Inc. in the second quarter of 2004. In addition, 150,000 shares of common stock were issued to various members of management of TakGroup Inc., all of which are subject to forfeiture for a one year period. The issuance was made in reliance upon the exemption provided by Section 4(2) of the Securities Act.

    During the first quarter of 2004, eNucleus, Inc. issued approximately 700,000 shares of common stock for settlement and conversion of certain liabilities outstanding.

    During the first quarter of 2004 and subject to certain contingencies, Congruent Ventures agreed to transfer up to 294,777 of its eNucleus preferred stock holdings (prior to the mandatory conversion) and 206,000 warrants to John Paulsen in consideration of, among other things, Mr. Paulsen agreeing to serve as Chairman and CEO for a period of no less than 12 months.

    During the first quarter 2004, eNucleus, Inc. privately sold 277,778 shares of Series B Preferred stock along with a warrant to purchase 250,000 shares of Series B preferred stock at the face value of $1.00 per share for the consideration of $250,000 in funding. The Series B stock and warrants have been converted to common stock.

    As part of the Plan of Reorganization, eNucleus entered into a borrowing facility with Sunami Ventures, LLC ("Sunami"). In accordance with the Plan of Reorganization, Sunami (or others who shall provide post-petition financing) were to receive on account of the borrowings five shares of common stock for every ten dollars loaned and a Senior Secured Note for the amount of the borrowings. As of December 31, 2003, eNucleus had received approximately $1 million of value under this facility, the proceeds of which have been used to satisfy certain petitions resulting from the bankruptcy and post-petition operating requirements. During 2002, Sunami agreed to convert approximately $700,000 of Senior Secured Note into equity and the remaining was converted into equity during 2003.

    Pursuant to the Sunami financing agreement, in December 2001, eNucleus entered into a three-year $545,000 secured demand loan agreement with Capital Equity Group. The note agreement was secured by certain of our assets, guaranteed by John Paulsen, our CEO and accrued interest at the rate of 16%. During the second quarter of 2002, Capital Equity Group notified us that they would not be able to satisfy the lending requirements of the facility (we received approximately $212,000 under this facility). As part of the emergence from bankruptcy in November 2003, we reached agreement with the holders of such notes to convert into equity.

    During 2003, we issued approximately 100,000 shares of common stock pursuant to an investment banking and acquisition support consulting agreement, 170,000 shares pursuant to financing arrangements, 200,000 shares for investor relations and marketing support, 750,000 shares pursuant to debt conversion agreements and 340,000 shares to certain employees pursuant to their employment agreements and/or in lieu of cash compensation during the period. As part of our emergence

                                   Part II - 2
from bankruptcy in November 2003, we reached agreement with certain note holders and creditors for the agreement to convert approximately $2 million of outstanding and contingent obligations into 4.7 million shares of common stock and 15. million shares of Series A Convertible Preferred Stock, which contained a conversion rate of 5 shares of common stock for each share of Series A Preferred Stock. All shares of Series A Convertible Preferred Stock have been converted.

    At various times during 2002, certain holders of debts outstanding agreed to convert amounts outstanding into new common stock. A total of $2.6 million of obligations agreed to conversion, including $900,000 of future lease obligations under the termination of our data center lease, $700,000 of financing provided through Sunami and $1 million of post-petition administrative claims. Approximately 1.2 million shares were issued in conjunction with these conversions. Associated with the post-petition administrative claims conversions were certain clauses that could result in additional shares being issued to the creditors or shares being returned to us, based upon certain future stock prices and/or the eventual liquidation prices achieved by the shareholders in relation to their cost basis. On December 2, 2002, we issued 5,000 shares of common stock in connection with our acquisition of Strategic Business Group, Inc. ("SBG"). Additionally, the principal shareholder of SBG was entitled to a stock earn out over the subsequent twenty-four month period equal to 50% of the net earnings of the acquired asset operations. In the fourth quarter of 2003, this agreement was terminated and the stock due under the earn out provision was included within an overall settlement made with the original principal shareholder of SBG.

    The Common Stock distributed pursuant to the Plan of Reorganization in exchange for a claim against, an interest in or a claim for an administration expense in the bankruptcy case concerning the Company, or principally in exchange for financing, service or property while under jurisdiction of the court, has been issued pursuant to an exemption from registration under federal, state or local securities laws provided by Section 1145 (a)(I) of the Bankruptcy Code. Unless otherwise provided for above, we believe that the common stock issued in the above transactions qualifies for the exemption provided under
Section 1145 (a)(I) of the Bankruptcy Code. Recipients of securities considered exempt from registration under Section 4(2) of the Securities Act represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. In each instance, offers and sales were made without any public solicitation. No underwriter or broker-dealer was involved in the transactions and no commission was paid. All recipients.

ITEM 27: EXHIBITS.

    The following exhibits are included as part of this Form SB-2:

     Exhibit                          Description
     -------        -----------------------------------------------------------
       2.1          Plan of Reorganization of eNucleus, Inc. and Confirmation
                    Order by the U.S. Bankruptcy Court for the Northern District of Illinois dated November 8, 2001 (Incorporated by reference to the Company's 2000 Form 10-KSB filed with the commission on March 21, 2002)

       3.1 Certificate of Incorporation of eNucleus, Inc. (Incorporated by reference to the Company's Definitive Proxy Statement filed with the commission on May 12, 2000)

       3.2 By-Laws (Incorporated by reference to the Company's Definitive Proxy Statement filed with the commission on May 12, 2000)

       4.1 Stock Purchase Agreement between eNucleus, Inc. and Barron Partners LP dated August 13, 2004 (Incorporated by reference to the Company's Form 8-K filed with the commission on October 29, 2004)

                                  Part II - 3

       4.2 Registration Rights Agreement between eNucleus, Inc. and Barron Partners LP dated August 13, 2004 (Incorporated by reference to the Company's Form 8-K filed with the commission on October 29, 2004)

       4.3 Specimen Common Stock Certificate (Incorporated by reference to the Company's Form 10KSB filed with the commission on April 14, 2004)

       4.4 Form of Securities Purchase Agreement dated June 2, 1999 by and among eNucleus, Inc. and certain purchasers (Incorporated by reference to the Company's Form 10KSB filed with the commission on April 14, 2004).

       4.5 Form of Registration Rights Agreement dated June 2, 1999 by and among eNucleus, Inc. and certain investors (Incorporated by reference to the Company's Form 10KSB filed with the commission on April 14, 2004)

       4.6 Form of Securities Purchase Agreement dated June 30, 1999 by and among eNucleus, Inc. and certain investors (Incorporated by reference to the Company's Form 10KSB filed with the commission on April 14, 2004)

       4.7 Form of Registrant Rights Agreement dated June 30, 1999 by and among eNucleus, Inc. and certain investors (Incorporated by reference to the Company's Form 10KSB filed with the commission on April 14, 2004)

       4.8 Form of Warrant with certain parties (Incorporated by reference to the Company's Form 10KSB filed with the commission on April 14, 2004)

       4.9 Common Stock Purchase Warrant with Barron Partners LP dated August 13, 2004 for 2,500,000 shares of common stock.

       4.10 Common Stock Purchase Warrant with Barron Partners LP dated August 13, 2004 for 1,000,000 shares of common stock

       5.1          Opinion on legality

       10.1 Asset Purchase Agreement dated January 21, 2004 by eNucleus Inc., Financial ASPx Inc. and PrimeWire, Inc. (Incorporated by reference to Form 8-K filed with the commission on February 19, 2004).

       10.2 First Amendment to Asset Purchase Agreement dated February 6, 2004 by eNucleus Inc., Financial ASPx Inc. and PrimeWire, Inc. (Incorporated by reference to Form 8-K filed on February 19, 2004)

       10.3 Incentive Stock Option Plan (Incorporated by reference to the Company's 1999 Form 10-KSB filed on April 14, 2000)

       21.1         Subsidiaries of eNucleus, Inc.

       22.1         Consent of Bujan & Associates, Ltd.

                                  Part II - 4

ITEM 28: UNDERTAKINGS.

    The undersigned registrant will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

          (4) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

          (5) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

          In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   Part II -5

                                   SIGNATURES


          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Chicago, State of Illinois, on this 29th day of October, 2004.

                                ENUCLEUS, INC.



                                BY: /s/ John C. Paulsen
                                        John C. Paulsen
                                        Chairman of the Board and Chief
                                        Executive Officer


          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following individuals in the capacities and on the date indicated.

          Pursuant to the requirements of the Securities Act of 1933, this 29th day of October, 2004.

             /s/ John C. Paulsen               Chairman of the Board and Chief
             -------------------               Executive Officer
             John C. Paulsen


                                   Part II -6